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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                        NATIONAL TECHNICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   638104109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            LLOYD BLONDER, SR. V.P.
                            24007 VENTURA BOULEVARD
                          CALABASAS, CALIFORNIA 91302
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                OCTOBER 30, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 638104109                 13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 MARVIN HOFFMAN
                                  ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       NON-TAXABLE EXCHANGE OF SHARES OF XXCAL LIMITED AND XXCAL, INC.

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            867,278
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       867,278

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.44%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN - INDIVIDUAL


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

Item 1.     SECURITY AND ISSUER

            The class of securities to which this statement relates is the Common Stock, no par value, (the "Common Stock"), of National Technical Systems, Inc., a California corporation (the "Company"), the address of which is 24007 Ventura Blvd., Calabasas, California 91302.

Item 2.     IDENTITY AND BACKGROUND

            This statement is being filed by Marvin Hoffman, an individual, whose business address is 11500 West Olympic Blvd., Suite 459, Los Angeles, California 90064.

            Mr. Hoffman currently serves as Chief Executive Officer and President of XXCAL, Inc., located at 11500 West Olympic Blvd., Suite 459, Los Angeles, California 90064.

            During the last five years, Mr. Hoffman has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a reuslt of which he was or is subject to any judgment, decree or final order enjoing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            Mr. Hoffman is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The shares of the Common Stock acquired by Mr. Hoffman were as a result of a non-taxable exchange of his shares of Ordinary Shares of XXCAL Limited, a United Kingdom corporation and his shares of Common Stock of XXCAL, Inc., a California corporation, for the shares of the Common Stock as a result of a merger and share purchase pursuant to that certain Agreement and Plan of Merger, dated August 21, 1998, by and among the Company, NTS Acquisition Corp. and XXCAL, Inc. (the "Merger Agreement") and that certain Share Purchase Agreement, dated August 21, 1998, by and among the Company, XXCAL Limited and XXCAL Shareholders (the "Share Purchase Agreement"), a copy of each agreement which is attached hereto as Exhibits A and B, respectively.

                                      -1-

Item 4.     PURPOSE OF TRANSACTION

            The acquisition of the Common Stock by Mr. Hoffman has been made solely as a non-taxable exchange for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management or any other change in the Company's business, corporate structure or capitalization.

            It is possible that at some future date, Mr. Hoffman may acquire additional shares of Common Stock, through the exercise of stock options, open market purchases or privately negotiated transactions. Any such future decision will be made by Mr. Hoffman in light of the then current financial condition and prospects of the Company, the market price of the Common Stock, and other relevant factors.

Item 5.     INTEREST IN SECURITIES OF THE COMPANY

            Mr. Hoffman owns 867,278 shares of the Common Stock with sole voting power as set forth in Items 7 through 13 of the Schedule 13D cover page.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the terms of the Merger Agreement and the Share Purchase Agreement, Mr. Hoffman has executed a letter agreement with the Company, pursuant to which he agreed not to resell any of his shares of the Common Stock if such sale would preclude the ability of the Company to account for the XXCAL business combination as a pooling of interests and that any sale by him of the Common Stock must be in compliance with the requirements of Rule 145 under the Securities Act of 1933, as amended.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A - Agreement and Plan of Merger by and among the
                        Company, NTS Acquisition Corp. and XXCAL, Inc., dated as of August 21, 1998

            Exhibit B - Amendment No. 1 to Agreement and Plan of Merger dated as of October 19,  1998

            Exhibit C - Share Purchase Agreement by and among the Company,
                        XXCAL Limited and XXCAL Shareholders, dated as of August 21, 1998

            Exhibit D - Amendment No. 1 to Share Purchase Agreement dated as of
                        October 19, 199

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/5/1998                              /s/ Marvin Hoffman
                                             -----------------------------------
                                                 Marvin Hoffman
                                                 Chief Executive Officer and
                                                    President of XXCAL, Inc.
                                      -2-

                                  EXHIBIT INDEX

Exhibits          Description                                             Page
--------------------------------------------------------------------------------

A       Agreement and Plan of Merger by and among the
        Company, NTS Acquisition Corp. and XXCAL, Inc., dated
        as of August 21, 1998                                                6

B       Amendment No. 1 to Agreement and Plan of Merger dated
        as of October 19,  1998                                             68

C       Share Purchase Agreement by and among the Company,
        XXCAL Limited and XXCAL Shareholders, dated as of August
        21, 1998                                                            73

D       Amendment No. 1 to Share Purchase Agreement dated as of
        October 19, 1998                                                   151

                                                                      Exhibit A

                        AGREEMENT AND PLAN OF MERGER
                                BY AND AMONG
                      NATIONAL TECHNICAL SYSTEMS, INC.,
                            NTS ACQUISITION CORP.
                                     AND
                                 XXCAL, INC.







                         Dated as of August 21, 1998


                                       -1-

                              TABLE OF CONTENTS

                                                                        Page

ARTICLE I   THE MERGER......................................................1
      Section 1.1  Merger and Surviving Corporation.........................1
      Section 1.2  Effective Time of the Merger.............................2

ARTICLE II  THE SURVIVING AND PARENT CORPORATIONS...........................2
      Section 2.1  Articles of Incorporation................................2
      Section 2.2  By-laws..................................................2
      Section 2.3  Directors................................................2
      Section 2.4  Officers.................................................3

ARTICLE III CONVERSION OF SHARES............................................3
      Section 3.1  Conversion of Company Shares.............................3
      Section 3.2  Conversion of Subsidiary Shares..........................4
      Section 3.3  Exchange of Certificates.................................4
      Section 3.4  No Fractional Securities.................................6
      Section 3.5  Closing..................................................7
      Section 3.6  Closing of the Company's Transfer Books..................7

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PARENT AND
            MERGER SUBSIDIARY...............................................7
      Section 4.1  Organization and Qualification...........................7
      Section 4.2  Capitalization...........................................8
      Section 4.3  Subsidiaries.............................................9
      Section 4.4  Authority; Non-Contravention; Approvals ................10
      Section 4.5  Reports and Financial Statements........................12
      Section 4.6  Absence of Undisclosed Liabilities......................13
      Section 4.7  Absence of Certain Changes or Events....................13
      Section 4.8  Litigation..............................................13
      Section 4.9  Registration Statement and Proxy
                   Statement ..............................................14
      Section 4.10 No Violation of Law.....................................14
      Section 4.11 Compliance with Agreements..............................15
      Section 4.12 Taxes ..................................................16
      Section 4.13 Employee Benefit Plans; ERISA ..........................17
      Section 4.14 Labor Controversies  ...................................19
      Section 4.15 Environmental Matters ..................................19
      Section 4.16 Non-competition Agreements  ............................22
      Section 4.17 Title to Assets ........................................22
      Section 4.18 Pooling of Interests  ..................................23
      Section 4.19 Parent Shareholders' Approval ..........................23
      Section 4.20 Brokers and Finders ....................................23

                                       -i-

      Section 4.21 Opinion of Financial Advisor ...........................24

ARTICLE V         REPRESENTATIONS AND WARRANTIES OF THE COMPANY............24
      Section 5.1  Organization and Qualification .........................24
      Section 5.2  Capitalization .........................................24
      Section 5.3  Subsidiaries ...........................................25
      Section 5.4  Authority; Non-Contravention; Approvals.................26
      Section 5.5  Financial Statements ...................................28
      Section 5.6  Absence of Undisclosed Liabilities  ....................28
      Section 5.7  Absence of Certain Changes or Events ...................29
      Section 5.8  Litigation .............................................29
      Section 5.9  Registration Statement and Proxy Statement .............29
      Section 5.10 No Violation of Law ....................................30
      Section 5.11 Compliance with Agreements .............................30
      Section 5.12 Taxes...................................................31
      Section 5.13 Employee Benefit Plans; ERISA ..........................32
      Section 5.14 Labor Controversies.....................................34
      Section 5.15 Environmental Matters. .................................34
      Section 5.16 Non-competition Agreements .............................35
      Section 5.17 Title to Assets.........................................36
      Section 5.18 Corporation Status. ....................................36
      Section 5.19 Pooling of Interests ...................................37
      Section 5.20 Company Shareholders' Approval .........................37
      Section 5.21 Brokers and Finders ....................................37

ARTICLE VI  CONDUCT OF BUSINESS PENDING THE MERGER.........................37
      Section 6.1  Conduct of Business by the Company Pending
                   the Merger..............................................37
      Section 6.2  Conduct of Business by Parent and
                   Subsidiary Pending the Merger ..........................39
      Section 6.3  Control of the Company's Operations  ...................41
      Section 6.4  Control of Parent's Operations .........................41
      Section 6.5  Acquisition Transactions. ..............................41

ARTICLE VII ADDITIONAL AGREEMENTS..........................................42
      Section 7.1  Access to Information...................................42
      Section 7.2  Registration Statement and Proxy
                   Statement...............................................44
      Section 7.3  Shareholders' Approvals.................................44
      Section 7.4  Compliance with the Securities Act......................45
      Section 7.5  Listing of Shares.......................................45
      Section 7.6  Expenses and Fees.......................................46
      Section 7.7  Agreement to Cooperate..................................46
      Section 7.8  Public Statements.......................................47

                                      -ii-

      Section 7.9  Option Plans. ..........................................47
      Section 7.10 Directors' and Officers' Indemnification................48
      Section 7.11 Corrections to the Proxy
                   Statement/Prospectus and Registration
                   Statement...............................................49
      Section 7.12 Effect on Accounting Treatment.  .......................49

ARTICLE VIIICONDITIONS.....................................................49
      Section 8.1  Conditions to Each Party's Obligation to
                   Effect the Merger. .....................................49
      Section 8.2  Conditions to Obligation of the Company to
                   Effect the Merger. .....................................51
      Section 8.3  Conditions to Obligations of Parent and
                   Merger Subsidiary to Effect the Merger. ................52

ARTICLE IX  TERMINATION, AMENDMENT AND WAIVER..............................53
      Section 9.1  Termination. ...........................................53
      Section 9.2  Effect of Termination. ........... .....................54
      Section 9.3  Amendment. .............................................55
      Section 9.4  Waiver. ................................................55

ARTICLE X   GENERAL PROVISIONS ............................................55
      Section 10.1 Non-Survival of Representations and
                   Warranties. ............................................55
      Section 10.2 Notices. ...............................................55
      Section 10.3 Interpretation. ........................................56
      Section 10.4 Severability. ..........................................57
      Section 10.5 Miscellaneous. .........................................57
      Section 10.6 Counterparts. ..........................................57
      Section 10.7 Parties In Interest. ...................................58


                                      -iii-

                        AGREEMENT AND PLAN OF MERGER


            AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of August 21, 1998, by and among National Technical Systems, Inc., a California corporation ("Parent"), NTS Acquisition
Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Subsidiary") and XXCAL, INC., a California corporation (the "Company").


                                 WITNESSETH

            WHEREAS, the Board of Directors of Parent, Merger
Subsidiary and the Company have approved the merger of Merger
Subsidiary with and into the Company on the terms set forth in this Agreement (the "Merger");

            WHEREAS, in connection with the Merger and as an inducement to Parent to enter into this Agreement, Parent, the Company and a principal shareholder of the Company have executed as of the date hereof a voting agreement in favor of Parent with respect to, among other things, the voting of shares of capital stock of the Company held or to be held by such shareholder in favor of the Merger; and

            WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder.

            NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:


                                  ARTICLE I

                                 THE MERGER

            Section 1.1 Merger and Surviving Corporation.
Upon the terms and subject to the conditions of this Agreement,

                                   1
at the Effective Time (as defined in Section 1.2) in accordance with the California Corporations Code (the "CCC"), Merger Subsidiary shall be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease. The Company shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation."

            Section 1.2 Effective Time of the Merger. The Merger shall become effective at such time (the "Effective Time") as shall be stated in a certified copy of the Agreement, in a form mutually acceptable to Parent and the Company, to be filed with the Secretary of State of the State of California in accordance with the CCC (the "Merger Filing"). The Merger Filing shall be made simultaneously with or as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.5. The parties acknowledge that it is their mutual desire and intent to consummate the Merger as soon as practicable after the date hereof. Accordingly, the parties shall use all reasonable efforts to consummate, as soon as practicable, the transactions contemplated by this Agreement in accordance with Section 3.5.


                                 ARTICLE II

                    THE SURVIVING AND PARENT CORPORATIONS

            Section 2.1 Articles of Incorporation.  The
Articles of Incorporation of Merger Subsidiary as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time, and thereafter may be amended in accordance with its terms and as provided in the CCC.

            Section 2.2 By-laws.  The By-laws of Merger
Subsidiary as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Articles of Incorporation of the Surviving Corporation and the CCC.

            Section 2.3 Directors.  The Board of Directors of
Parent shall take such corporate action as may be necessary to cause Parent's Board of Directors immediately following the

                                   2

Effective Time to be expanded to include one (1) member designated by the Board of Directors of the Company. The directors of the Surviving Corporation shall be as designated in Schedule 2.3, and such directors shall serve in accordance with the By-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

            Section 2.4 Officers.  The officers of the
Surviving Corporation shall be as designated in Schedule 2.4, and such officers shall serve in accordance with the By-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.


                                 ARTICLE III

                            CONVERSION OF SHARES

            Section 3.1  Conversion of Company Shares.  At the
Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company:

                        (a)   each share of the Company's Common
            Stock, no par value (the "Company Common Stock"), shall, subject to Sections 3.3 and 3.4, be converted into the right to receive, without interest, 1.2126 (the "Exchange Ratio") shares of the common stock, no par value, of Parent ("Parent Common Stock");

                        (b)   each share of capital stock of the
            Company, if any, owned by Parent or any subsidiary of Parent or held in treasury by the Company or any subsidiary of the Company immediately prior to the Effective Time shall be canceled and shall cease to exist from and after the Effective Time; and

                        (c)   subject to and as more fully provided
            in Section 7.9, each option, which has not by its terms expired, to purchase Company Capital Stock that is outstanding at the Effective Time, as reflected on the Company Disclosure Schedule, whether or not exercisable, shall automatically and without any action on the part of the holder thereof be converted into an option to purchase a number of shares of

                                   3

            Parent Common Stock equal to the number of shares of Company Capital Stock that could be purchased under such option multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the per share exercise price of such option divided by the Exchange Ratio.

            Section 3.2 Conversion of Subsidiary Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or of NTS Technical Systems, as the sole stockholder of Subsidiary, each issued and outstanding share of common stock, no par value of Subsidiary ("Subsidiary Common Stock") shall be converted into one share of common stock, no par value, of the Surviving Corporation.

            Section 3.3 Exchange of Certificates.  (a)   From and
after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of Company Common Stock shall be entitled to receive in exchange therefor, upon surrender thereof to an exchange agent reasonably satisfactory to Parent and the Company (the "Exchange Agent"), a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.1. Notwithstanding any other provision of this Agreement,
(i) until holders or transferees of certificates theretofore representing shares of Company Common Stock have surrendered them for exchange as provided herein, no dividends shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made and (ii) without regard to when such certificates representing shares of Company Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any dividends or any payment for fractional shares. Upon surrender of a certificate which immediately prior to the Effective Time represented shares of Company Common Stock, there shall be paid to the holder of such certificate the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender.

            (b)   If any certificate for shares of Parent Common
Stock is to be issued in a name other than that in which the certificate for shares of Company Common Stock surrendered in

                                   4
exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any applicable transfer or other taxes required by reason of such issuance.

            (c) Promptly after the Effective Time, Parent shall make available to the Exchange Agent the certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraph (a) above and cash for payment of any fractional shares referred to in Section 3.4.

            (d) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery of the Company Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Company Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Company Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock theretofore represented by the Company Certificates so surrendered shall have been converted pursuant to the provisions of Section 3.3(a), and the Company Certificates so surrendered shall be canceled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

            (e) Promptly following the date which is nine months after the Effective Date, the Exchange Agent shall deliver to Parent all cash, certificates (including any Parent Common
Stock) and other documents in its possession relating to the transactions described in this Agreement, and the Exchange
Agent's duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to

                                   5
the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Parent Common Stock, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, Parent, Subsidiary, the Company or the Surviving Corporation shall be liable to a holder of Company Common Stock for any Parent Common Stock delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

            (f) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, the Surviving Corporation shall cause to be issued in exchange for such lost, stolen or destroyed Company Certificate the Parent Common Stock deliverable in respect thereof determined in accordance with this Section 3.3. When authorizing such payment in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificate to give the Surviving Corporation such indemnity as it may reasonably direct as protection against any claim that may be made against the Surviving Corporation with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

            Section 3.4  No Fractional Securities.
Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of Parent Common Stock shall be issued in the Merger and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Company Certificates for exchange pursuant to this Section 3.4 shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the average closing price per share of Parent Common Stock as requested by the Nasdaq National Market, as reported by the Wall Street Journal, during the 10 trading days immediately preceding the Effective Time.


                                   6

            Section 3.5 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent and the Company on the fifth business day immediately following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and place as Parent and the Company shall agree (the date on which the Closing occurs is referred to in this Agreement as the "Closing Date").

            Section 3.6 Closing of the Company's Transfer Books. At and after the Effective Time, holders of Company Certificates shall cease to have any rights as shareholders of the Company, except for the right to receive shares of Parent Common Stock pursuant to Section 3.1 and the right to receive cash for payment of fractional shares pursuant to Section 3.4. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock which were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Company Certificates formerly representing Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for Parent Common Stock in accordance with
Section 3.3.


                                 ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES

                       OF PARENT AND MERGER SUBSIDIARY

      Parent and Merger Subsidiary each represent and warrant to the Company that, except as set forth in the Disclosure
Schedule dated as of the date hereof and signed by an authorized officer of Parent (the "P&MS Disclosure Schedule"), each of which exceptions shall specifically identify the relevant Section hereof to which it relates:

            Section 4.1 Organization and Qualification. Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite power and authority to own, lease and operate its assets and

                                   7
properties and to carry on its business as it is now being conducted. Each of Parent and Merger Subsidiary is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole. True, accurate and complete copies of each of Parent's and Merger Subsidiary's Articles of Incorporation and By-laws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to the Company.

            Section 4.2 Capitalization. (a) The authorized capital stock of Parent consists of 20,000,000 shares of Parent Common Stock, of which 6,987,128 shares were outstanding as of August 21, 1998. All of the issued and outstanding shares of Parent Common Stock are validly issued and are fully paid, nonassessable and free of preemptive rights.

      (b) The authorized capital stock of Merger Subsidiary consists of 1,000 shares of Merger Subsidiary Common Stock, of which 100 shares are issued and outstanding, all of which shares are owned beneficially and of record by Parent.

      (c) Except as disclosed in the Parent SEC Reports (as defined in Section 4.5), as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any Merger Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any Merger Subsidiary of Parent to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which Parent or any subsidiary of Parent is a party or is bound with respect to the voting of any shares of capital stock of Parent other than any voting agreements executed in connection with this Agreement. The shares of

                                   8
                                  Page 17 of 156
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Parent Common Stock issued to  shareholders of the Company in the Merger will be at the Effective Time duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

            Section 4.3 Subsidiaries. Each direct and indirect corporate subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.
Each subsidiary of Parent is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole. All of the outstanding shares of capital stock of each corporate subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by Parent, free and clear of any liens, claims or encumbrances except that such shares are pledged to secure Parent's credit facilities, provided, however, that Parent owns 50% of the outstanding shares of the capital stock of NQA USA, a Massachusetts corporation. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement. As used in this Agreement, the term "subsidiary" shall mean, when used with reference to any person or entity, any corporation, partnership, joint venture or other entity of which such person or entity (either acting alone or together, with its other subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, joint venture or other entity.


                                   9
                                  Page 18 of 156
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            Section 4.4 Authority; Non-Contravention;
Approvals. (a) Parent and Merger Subsidiary each have full corporate power and authority to enter into this Agreement and, subject to the Parent Shareholders' Approval (as defined in Section 7.3 (b)) to consummate the transactions contemplated hereby. This Agreement has been approved by the Boards of Directors of Parent and Merger Subsidiary, and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or, except for the Parent Shareholders' Approval, the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Subsidiary, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of Parent and Merger Subsidiary enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of Parent set forth in Sections 6.2, 6.5, 7.1, 7.2, 7.3, 7.6, 7.7, 7.8, 7.10 and 7.12
is valid, legally binding and enforceable notwithstanding the absence of the Parent Shareholders' Approval.

            (b) The execution and delivery of this Agreement by each of Parent and Merger Subsidiary do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of Parent or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its subsidiaries or any of their respective properties or assets or
(iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or

                                   10
other instrument, obligation or agreement of any kind to which Parent or any of its subsidiaries is now a party or by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Parent and Merger Subsidiary of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Parent Shareholder's Approval and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph
(b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have, a material adverse effect on the business, operations, properties, assets, condition (financial or other) results of operations or prospects of Parent and its subsidiaries, taken as a whole.

      (c) Except for (i) the filing of the Proxy Statement/ Prospectus (as defined in Section 4.9) with the Securities and Exchange Commission (the "SEC" pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, (ii) the making of the Merger Filing with the Secretary of State of the State of California in connection with the Merger, and
(iii) any required filings with or approvals from applicable state authorities or commissions (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the "Parent Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Merger Subsidiary or the consummation by Parent or Merger Subsidiary of the

                                   11
transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

            Section 4.5 Reports and Financial Statements.
Since January 1, 1996, Parent has filed on a timely basis with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Parent has previously delivered to the Company copies of its (a) Annual Reports on Form 10-K for the fiscal year ended January 31, 1998 and for each of the two immediately preceding fiscal years, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its shareholders and (ii) actions by written consent in lieu of a shareholders' meeting from January 1, 1996, until the date hereof, and (c) all other reports, including quarterly reports, or registration statements filed by Parent with the SEC since January 1, 1996 (other than Registration Statements filed on Form S-8) (collectively, the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in such reports (collectively, the "Parent Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

                                   12

            Section 4.6 Absence of Undisclosed Liabilities. Except as disclosed in the Parent SEC Reports or with respect to acquisitions or potential transactions or commitments heretofore disclosed to the Company in writing, neither Parent nor any of its subsidiaries had at [April 30, 1998], or has incurred since that date, any liabilities, guarantees, or other obligations (whether absolute, accrued, contingent or otherwise) of any nature, except: (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Parent Financial Statements or reflected in the notes thereto or (ii) which were incurred after [April 30, 1998], and were incurred in the ordinary course of business and consistent with past practices; (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of Parent and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

            Section 4.7 Absence of Certain Changes or Events.
Since the date of the most recent Parent SEC Report, there has not been any material adverse change in the business, operations, properties, assets, liabilities, condition
(financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

            Section 4.8 Litigation. Except as disclosed in the Parent SEC Reports, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole. Except as set forth in the Parent SEC Reports,

                                   13
neither Parent nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

            Section 4.9 Registration Statement and Proxy
Statement. Neither (a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") nor (b) the proxy statement to be distributed in connection with the meeting of Parent's shareholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Proxy Statement/Prospectus" will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of shareholders of Parent to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of the shareholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Merger Subsidiary with respect to information supplied by the Company for inclusion therein.

            Section 4.10 No Violation of Law. Except as disclosed in the Parent SEC Reports, neither Parent nor any of its subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without

                                   14
limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole. Except as disclosed in the Parent SEC Reports, as of the date of this Agreement, to the knowledge of Parent, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Parent and its subsidiaries, taken as a whole. Parent and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Parent Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Parent and its subsidiaries, taken as a whole. Parent and its subsidiaries are not in violation of the terms of any Parent Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Parent and its subsidiaries, taken as a whole.

            Section 4.11 Compliance with Agreements. Except as disclosed in the Parent SEC Reports, neither Parent nor any of its subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under (a) the respective charters, by-laws or other similar organizational instruments of Parent or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to

                                   15
which Parent or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 4.11, would have, in the aggregate, a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

            Section 4.12 Taxes. (a) Parent and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns (as defined in Section 4.12(c)) required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole, and such Tax Returns are true, correct and complete in all material respects and (ii) duly paid in full or made adequate provision for the payment of all Taxes (as defined in Section 4.12(b)) for all periods ending at or prior to the Effective Time. The liabilities and reserves for Taxes reflected in the Parent balance sheet included in the latest Parent SEC Report are adequate to cover all Taxes for all periods ending at or prior to the Effective Time and there are no material liens for Taxes upon any property or assets of Parent or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service (the "IRS") or any other governmental taxing authority with respect to Taxes of the Parent or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole. Neither Parent nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Parent other than agreements the consequences of which are fully and adequately reserved for in the Parent Financial Statements. Neither Parent nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341 (f) of the Code.

                                   16

                  (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

                  (c)   For purposes of this Agreement, the term
"Tax Return" shall mean any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

            Section 4.13 Employee Benefit Plans; ERISA. (a) Except as set forth in the Parent SEC Reports, at the date hereof, Parent and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements or practices (such plans, programs, arrangements or practices of Parent and its subsidiaries being referred to as the "Parent Plans", including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code). The Parent Disclosure Schedule lists all Multi-employer Plans and Multiple Employer Plans which any of Parent or its subsidiaries maintains or to which any of them makes contributions. Neither Parent nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Parent Plans, under existing collective bargaining agreements or to comply with applicable law.

      (b) Except as disclosed in the Parent SEC Reports, (i) to the knowledge of Parent and its subsidiaries, there have been

                                    17
no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Parent Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole,
(ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Parent Plans,
(iii) to the knowledge of Parent and its subsidiaries, neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Parent Plans subject to Title IV of ERISA other than in a "standard termination " described in Section 4041 (b) of ERISA,
(iv) none of the Parent Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Parent Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Parent Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Parent SEC Reports as of [April 30, 1998], based upon reasonable actuarial assumptions currently utilized for such Parent Plan, (vi) to the knowledge of Parent and its subsidiaries, each of the Parent Plans has been operated and administered in all material respects in accordance with applicable, laws during the period of time covered by the applicable statute of limitations, (vii) each of the Parent Plans which is intended to be "qualified" within the meaning of
Section 401 (a) of the Code has been determined by the Internal Revenue Service to be so qualified, in form, and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Parent Plans, and the period for making any such necessary retroactive amendments has not expired, (viii) with respect to Multi-employer Plans, neither Parent nor any of its subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205

                                    18
of ERISA and, to the knowledge of Parent and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (ix) to the knowledge of Parent and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Parent Plans other than claims for benefits in the ordinary course, and (x) Parent and its subsidiaries have no current material liability for plan termination or withdrawal (complete or partial) under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with Parent and its subsidiaries under Section 4001 of ERISA or Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (a "Parent Controlled Group Plan"), and Parent and its subsidiaries do not reasonably anticipate that any such liability will be asserted against Parent or any of its subsidiaries. None of the Parent Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code).

      (c) The Parent SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

            Section 4.14 Labor Controversies. Except as set forth in the Parent SEC Reports, (a) there are no significant controversies pending or, to the knowledge of Parent, threatened between Parent or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of Parent, there are no material organizational efforts presently being made involving any of the presently unorganized employees of Parent and its subsidiaries except for such controversies and organizational efforts which singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole and (c) none of the employees of Parent and its subsidiaries is represented by a labor union.

            Section 4.15 Environmental Matters. (a) Except as set forth in the Parent SEC Reports, or the PM&S Disclosure
Schedule, (i) Parent and its subsidiaries have conducted their respective businesses in compliance with all applicable

                                    19

Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by Parent or any of its subsidiaries contain any Hazardous Substance as a result of any activity of Parent or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither Parent nor any of its subsidiaries has received any notices, demand letters or requests for information from any federal, state, local or foreign governmental entity or third party indicating that Parent or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against Parent or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by Parent or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by Parent or any of its subsidiaries as a result of any activity of Parent or any of its subsidiaries during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of Parent or its subsidiaries relating to the activities of Parent or its subsidiaries which have not been delivered to Parent prior to the date hereof, (viii) there are no underground storage tanks on, in or under any properties owned by Parent or any of its subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by Parent and its subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, and (x) neither Parent, its subsidiaries nor any of their respective properties are subject

                                    20
to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries considered as one enterprise.

      (b) As used herein, "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license. permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term "Environmental Law" includes, without limitation, (i) the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal Act and the federal Toxic Substances Control Act, the federal Insecticide, Fungicide and Rodenticide Act, and the federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

      (c) As used herein, "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or

                                    21
classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

            Section 4.16 Non-competition Agreements. Neither Parent nor any subsidiary of Parent is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business involving any other material business currently engaged in by the Parent or the Company, or any corporations affiliated with either of them. None of Parent's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with Parent, restricts in any material respect Parent or any subsidiary of Parent from, directly or indirectly, engaging in any material businesses currently engaged in by the Parent or the Company or any corporations affiliated with either of them.

            Section 4.17 Title to Assets. Parent and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties as reflected in the most recent balance sheet included in the Parent Financial Statements, except for such properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Parent's business operations (in the manner presently carried on by the Parent), or (iii) as disclosed in the Parent SEC Reports, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets,

                                    22
condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole. All leases under which Parent or any of its subsidiaries leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not materially and adversely affect the Parent and its subsidiaries, taken as a whole.

            Section 4.18 Pooling of Interests. None of the Parent, Merger Subsidiary or, to their knowledge, any of their affiliates has taken or agreed to take any action that would prevent the Merger from (a) constituting a reorganization qualifying under the provisions of Section 368 (a) of the Code or (b) being treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principals and the rules, regulations and interpretations of the SEC (a "Pooling Transaction").

            Section 4.19 Parent Shareholders' Approval. The affirmative vote of shareholders of Parent required for approval and adoption of this Agreement and the Merger is a majority of the shares of Parent Common Stock present in person or by proxy at a meeting of such shareholders and entitled to vote thereat.

            Section 4.20 Brokers and Finders. Except for the fees and expenses payable by Buyer to Oxford Mergers and Acquisitions, Inc. ("Oxford"), which fees are reflected in its agreement with Parent (a copy of which has been delivered to the Company), Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Parent to pay any finders fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. Except for the fees and expenses paid or payable to Oxford, there is no claim for payment by Parent of payments in any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.


                                    23
                                  Page 32 of 156
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            Section 4.21 Opinion of Financial Advisor.  The
financial advisor of Parent, Crowell, Weedon & Co., has rendered a written opinion to Parent to the effect that the Exchange Ratio is fair from a financial point of view to the Parent.


                                  ARTICLE V

                       REPRESENTATIONS AND WARRANTIES
                               OF THE COMPANY

      The Company represents and warrants to Parent and Subsidiary that, except as set forth in the disclosure schedule dated as of the date hereof and signed by an authorized officer of the Company (the "Company Disclosure Schedule"), each of which exceptions shall specifically identify the relevant Section hereof to which it relates:

            Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. True, accurate and complete copies of the Company's Articles of Incorporation and By-laws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Parent.

            Section 5.2 Capitalization. (a) The authorized capital stock of the Company consists of 3,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock. As of August 21, 1998, 887,780 shares of Company Common Stock and no shares of preferred stock are issued and outstanding. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive

                                    24
rights. No subsidiary of the Company holds any shares of the capital stock of the Company.

      (b) Except as set forth in the Company's Disclosure Schedule, as of the date hereof there were no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement obligating the Company or any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company or any subsidiary of the Company to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which the Company or any subsidiary of the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company other than any voting agreements executed in connection with this Agreement.

            Section 5.3 Subsidiaries. Each direct and indirect corporate subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.
Each subsidiary of the Company is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. All of the outstanding shares of capital stock of each corporate subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights

                                    25
with respect to any shares of capital stock of any corporate subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

            Section 5.4 Authority; Non-Contravention;
Approvals. (a) The Company has full corporate power and authority to enter into this Agreement and, subject to the Company Shareholders' Approval (as defined in Section 7.3(a)) and the Company Required Statutory Approvals (as defined in
Section 5.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or, except for the Company Shareholders' Approval, the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by Parent and Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws afflicting or relating to enforcement of creditors' rights generally and (b) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of the Company set forth in Sections 6.1, 6.5, 7.1, 7.2, 7.3, 7.6, 7.7, 7.8, and 7.12 is
valid, legally binding and enforceable notwithstanding the absence of the Company Shareholders' Approval.

      (b) The execution and delivery of this Agreement by the Company do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of the Company or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its subsidiaries or any of their

                                    26
respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its subsidiaries is now a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by the Company of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals and the Company Shareholder's Approval and
(y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and
(iii) of the first sentence of this paragraph (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

      (c) Except for (i) the making of the Merger Filing with the Secretary of State of the State of California in connection with the Merger and (ii) any required filings with or approvals from applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses (i) and (ii) are collectively referred to as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations,

                                    27
properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

            Section 5.5 Financial Statements. The Company has previously delivered to Parent true and complete copies of the financial statements of the Company (the "Company Financial Statements") consisting of (i) audited balance sheets of the Company as of December 31, 1995, 1996 and 1997 and the unaudited balance sheet at May 31, 1998 (the "Recent Balance Sheet") and (ii) audited statements of income for the fiscal years ended December 31, 1995, 1996 and 1997 and the unaudited three months ended May 31, 1998 (including the notes and schedules contained therein or annexed thereto). All of such financial statements (including all notes and schedules contained therein or annexed thereto) are true, complete and accurate and have been prepared in accordance with generally accepted accounting principles consistently applied ("GAAP") and with the books and records of the Company, and fairly present the assets, liabilities and financial position, the results of operations and cash flows of the Company as of the dates and for the years and periods indicated. There are no liabilities or obligations of any nature, whether absolute, contingent or otherwise, and whether due or to become due, that are not reflected or reserved against in the Company Financial Statements, except (i) any reserves set forth in the Company Disclosure Schedule (ii) those incurred in the normal cause of business since May 31, 1998 or (iii) those that are not required by GAAP to be so reflected or reserved against.

            Section 5.6 Absence of Undisclosed Liabilities. Neither the Company nor any of its subsidiaries had at May 31, 1998, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial statements or reflected in the notes thereto or (ii) which were incurred after May 31, 1998, and were incurred in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) have been discharged or paid in full prior to the date hereof, and
(c) liabilities and obligations which are of a nature not

                                    28
required to be reflected in the consolidated financial statements of the Company and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

            Section 5.7 Absence of Certain Changes or Events. Since May 31, 1998, there not been any material adverse change in the business, operations, properties, assets, liabilities, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

            Section 5.8 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

            Section 5.9 Registration Statement and Proxy
Statement. None of the information to be supplied by the Company or its subsidiaries for inclusion in (a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of Parent to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the meeting of the shareholders of Parent, contain any

                                    29
untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

            Section 5.10 No Violation of Law. Neither the Company nor any of its subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitations any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Except as set forth in the Company Disclosure Statement, as of the date of this Agreement, no investigation or review by any governmental regulatory body or authority is pending or to the knowledge of the Company threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries taken as a whole. The Company and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Company Permits'), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals, the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. The Company and its subsidiaries are not in violation of the terms of any Company Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

            Section 5.11 Compliance with Agreements.    The
Company and each of its subsidiaries are not in breach or

                                    30
violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the respective charters, by-laws or similar organizational instruments of the Company or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 5.11, would have, in the aggregate, a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

            Section 5.12 Taxes. The Company and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole, and such Tax Returns are true, correct and complete in all material respects, and (ii) duly paid in full or made adequate provision for the payment of all Taxes for all periods ending at or prior to the Effective Time. The liabilities and reserves for Taxes reflected in the Recent Balance Sheet are adequate to cover all Taxes for all periods ending at or prior to the Effective Time and there are no material liens for Taxes upon any property or asset of the Company or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of the Company or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Company. Neither the Company nor any of its corporate

                                    31
subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341 (f) of the Code.

            Section 5.13 Employee Benefit Plans; ERISA. (a) Except as set forth in the Company Disclosure Schedule, at the date hereof, the Company and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements and practices (such plans, programs, arrangements and practices of the Company and its subsidiaries being referred to as the "Company Plans"), including employee benefit plans within the meaning set forth in Section 3(3) of ERISA, or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3 (37) of ERISA or a "Multiple Employer Plan " within the meaning of Section 413 (c) of the Code). The Company Disclosure Schedule lists all Multi-employer Plans and Multiple Employer Plans which any of the Company or its subsidiaries maintains or to which any of them makes contributions. Neither the Company nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Company Plans, under existing collective bargaining agreements or to comply with applicable law.

      (b) Except as set forth in the Company Disclosure Schedule, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Company Plans, (iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Company Plans subject to Title IV of ERISA other than in a "standard termination " described in Section 4041 (b) of ERISA, (iv) none of the Company Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Plans ended prior to

                                    32
the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Company Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Company Financial Statements as of [April 30, 1998], based upon reasonable actuarial assumptions currently utilized for such Company Plan, (vi) each of the Company Plans has been operated and administered in all respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (vii) each of the Company Plans which is intended to be "qualified" within the meaning of Section 401
(a) of the Code has been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Company Plans, and the period for making any such necessary retroactive amendments has not expired, (viii) with respect to Multi-employer Plans, neither the Company nor any of its subsidiaries has, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the best knowledge of the Company and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (ix) there are no material pending, or to the best knowledge of the Company and its subsidiaries, threatened or anticipated claims involving any of the Company Plans other than claims for benefits in the ordinary course, and (x) the Company and its subsidiaries have no current liability, whether measured alone or in the aggregate, for plan termination or withdrawal (complete or partial) under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with the Company and its subsidiaries under Section 4001 of ERISA or Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (the "Company Controlled Group Plans"), and the Company and its subsidiaries do not reasonably anticipate that any such liability will be asserted against the Company or any of its subsidiaries. None of the Company Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and 412 of the Code).

                                    33
                                  Page 42 of 156
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      (c)   The Company Disclosure Schedule contains a true and
complete summary or list of or otherwise describes all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

      (d) There are no agreements which will or may provide payments to any officer, employee, shareholder, or highly compensated individual which will be "parachute payments" under Code Section 280 that are nondeductible to the Company or subject to tax under Code Section 4999 for which the Company or any ERISA Affiliate would have withholding liability.

            Section 5.14 Labor Controversies. Except as set forth in the Company Disclosure Schedule, (a) there are no significant controversies pending or, to the knowledge of the Company, threatened between the Company or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the presently unorganized employees of the Company or its subsidiaries, except for such controversies and organizational efforts, which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole and (c) none of the employees of the Company and its subsidiaries is represented by a labor union.

            Section 5.15 Environmental Matters. Except as set forth in the Company Disclosure Schedule, (i) the Company and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by the Company or any of its subsidiaries contain any Hazardous Substance as a result of any activity of the Company or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither the Company nor any of its subsidiaries has received any notices, demand letters or requests for information from any federal, state, local or foreign governmental entity or third party indicating that the Company or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership

                                    34
or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against the Company or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by the Company or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by the Company or any of its subsidiaries as a result of any activity of the Company or any of its subsidiaries during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of the Company or its subsidiaries relating to the activities of the Company or its subsidiaries which have not been delivered to Parent prior to the date hereof, (viii) there are no underground storage tanks on, in or under any properties owned by the Company or any of its subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by the Company or any of its subsidiaries,
(ix) there is no asbestos or asbestos containing material present in any of the properties owned by the Company and its subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, and (x) neither the Company, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries considered as one enterprise.

            Section 5.16 Non-competition Agreements. Neither the Company nor any subsidiary of the Company is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business currently engaged in by the Parent or

                                    35
                                  Page 44 of 156
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the Company, or any corporations affiliated with either of
them. None of the Company's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses described above.

            Section 5.17 Title to Assets. The Company and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien of current taxes, payments of which are not yet delinquent,
(ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company) or (iii) as disclosed in the Company Disclosure Schedule, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. All leases under which the Company leases any substantial amount of real or personal property have been delivered to Parent and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not materially and adversely affect the condition of the Company.

            Section 5.18 Corporation Status. XXCAL has at all times since the later of (i) its incorporation or (ii) December 31, 1987 validly and continuously existed as an S corporation for federal and California income tax purposes, and XXCAL has not for such purposes been the successor to any other

                                    36
corporation which has not validly and continuously so existed as an S corporation.

            Section 5.19 Pooling of Interests. Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action that would prevent the Merger from (a) constituting a reorganization qualifying under the provisions of Section 368 (a) of the Code or (b) being treated for financial accounting purposes as a Pooling Transaction.

            Section 5.20 Company Shareholders' Approval. The affirmative vote of shareholders of the Company required for approval and adoption of this Agreement and the Merger is a majority of the shares of Company Common Stock present in person or by proxy at a meeting of such shareholders and entitled to vote thereat.

            Section 5.21 Brokers and Finders. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. There is no claim for payment by the Company of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.


                                 ARTICLE VI

                   CONDUCT OF BUSINESS PENDING THE MERGER

            Section 6.1 Conduct of Business by the Company Pending the Merger. Except as otherwise contemplated by this Agreement or disclosed in the Company Disclosure Schedule, after the date hereof and prior to the Closing Date or earlier, termination of this Agreement, unless Parent shall otherwise agree in writing, the Company shall, and shall cause its subsidiaries, to:

      (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;


                                    37

      (b) not (i) amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly-owned subsidiary of the Company;

      (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Company may issue shares upon exercise of options outstanding on the date hereof;

      (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to Parent, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a Pooling Transaction
(iv) take or fail to take any action which action or failure to take action would cause the Company or its shareholders (except to the extent that any shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business and consistent with the Company's capital budget disclosed in of the Company Disclosure Schedule, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business, or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

      (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them;


                                    38

      (f) subject to restrictions imposed by applicable law, confer on a regular and frequent basis with one or more representatives of Parent to report operational matters of materiality and the general status of ongoing operations;

      (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that the Company and its subsidiaries shall in no event enter into any written employment agreement;

      (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and

      (i) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

            Section 6.2 Conduct of Business by Parent and Subsidiary Pending the Merger. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless the Company shall otherwise agree in writing, Parent shall, and shall cause its subsidiaries, to:

      (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

      (b) not (i) amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of (x) a cash dividend declarable consistent with past practices, at the discretion of the Board of Directors of Parent and (y) dividends or distributions by a wholly-owned subsidiary of Parent;


                                    39

      (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) Parent may issue shares upon conversion of convertible securities and exercise of options outstanding on the date hereof, and (ii) Parent may issue options (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date hereof in the ordinary course of business and consistent with past practices;

      (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business, or (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to the Company, or (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) not (A) take any action which would jeopardize the treatment of the Merger as a Pooling Transaction, or (B) take or fail to take any action which action or failure to take action would cause Parent or its shareholders (except to the extent that any shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (iv) make any acquisition of any assets or businesses, except in the ordinary course of business
(v) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

      (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them;

      (f) subject to restrictions imposed by applicable law, confer on a regular and frequent basis with one or more representatives of the Company to report operational matters of materiality and the general status of ongoing operations; and

                                    40

      (g) use commercially reasonable efforts to maintain financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

            Section 6.3 Control of the Company's Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

            Section 6.4 Control of Parent's Operations.
Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct Parent's operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

            Section 6.5 Acquisition Transactions. (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, or provide confidential information to facilitate, and the Company shall, and shall cause each of its subsidiaries to, cause any officer, director or employee of, or any attorney, accountant, investment banker, financial advisor or other agent retained by it, not to initiate, solicit, negotiate, or provide nonpublic or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties of the Company or any capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as "Acquisition Transactions").

      (b) Notwithstanding the provisions of paragraph (a) above, the Company may, in response to an Unsolicited written proposal with respect to an Acquisition Transaction ("Acquisition Proposal"), furnish (subject to the execution of a confidentiality agreement and standstill agreement containing provisions substantially similar to the confidentiality and standstill provisions of the Confidentiality Agreement, as

                                    41
hereinafter defined) confidential or non-public information concerning its business, properties or assets to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") and negotiate with such Potential Acquirer if (i) the Board of Directors of the Company after consulting with one or more of its independent financial advisors, concludes that such Acquisition Proposal (if consummated pursuant to its terms) would result in a transaction more favorable to the Company's shareholders than the Merger and (ii) based upon advice of its outside legal counsel, its board of directors determines in good faith that the failure to provide such confidential or non-public information to such Potential Acquirer would constitute a breach of its fiduciary duty to its shareholders (any such Acquisition Proposal meeting the conditions of clauses (i) and
(ii) being referred to as a "Superior Proposal.")

      (c) The Company shall immediately notify Parent after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.


                                 ARTICLE VII

                            ADDITIONAL AGREEMENTS

            Section 7.1 Access to Information. (a) The Company and its subsidiaries shall afford to Parent and Merger Subsidiary and their respective accountants, counsel, financial advisors and other representatives (the "Parent Representatives") and Parent and its subsidiaries shall afford to the Company and its accountants, counsel, financial advisors and other representatives (the "Company Representatives") full access during normal business hours throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and

                                    42
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



other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement or which may have a material effect on their respective businesses, properties or personnel and (ii) such other information concerning their respective businesses, properties and personnel as Parent or Merger Subsidiary or the Company, as the case may be, shall reasonably request; provided that no investigation pursuant to this Section 7.1 shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Parent and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Parent Representatives to hold, and the Company and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Company Representatives to hold, in strict confidence all non-public documents and information furnished to Parent and Merger Subsidiary or to the Company, as the case may be, in connection with the transactions contemplated by this Agreement, except that (i) Parent, Merger Subsidiary and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals and Parent Shareholders' Approval, the Company Required Statutory Approvals and the Company Shareholders' Approval and (ii) each of Parent, Merger Subsidiary and the Company may disclose any information that it is required by law or judicial or administrative order to disclose.

      (b) In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all non-public written material provided pursuant to this Section 7.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Parent or the Company to the extent based on the information in such material shall be deleted or destroyed (and Parent and the Company shall use their respective reasonable best efforts to cause their advisors and representatives to the same extent delete or destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

      (c) The Company shall promptly advise Parent and Parent shall promptly advise the Company in writing of any change or

                                    43
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



the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, taken as a whole.

            Section 7.2 Registration Statement and Proxy
Statement. Parent shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant hereto. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence. The information provided and to be provided by Parent and the Company, respectively, for use in the Proxy Statement/Prospectus shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading as of the date thereof and in light of the circumstances under which given or made.

            Section 7.3 Shareholders' Approvals. (a) The
Company shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its shareholders at a meeting of shareholders and, subject to the fiduciary duties of the Board of Directors of the Company under applicable law, shall use its reasonable best efforts to obtain shareholder approval and adoption (the "Company Shareholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of shareholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. Subject to the fiduciary duties of the Board of Directors of the Company under applicable law, the Company shall, through its Board of Directors, recommend to its shareholders approval of the transactions contemplated by this Agreement.

      (b) Parent shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the

                                    44
approval of its shareholders at a meeting of shareholders and, subject to the fiduciary duties of the Board of Directors of Parent under applicable law, shall use its reasonable best efforts to obtain shareholder approval and adoption (the "Parent Shareholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of shareholders shall be held as soon as practicable following the date on which the Registration Statement becomes effective. Parent shall, through its Board of Directors, but subject to the fiduciary duties of the members thereof, (i) recommend to its shareholders approval of the transactions contemplated by this Agreement and (ii) authorize and cause an officer of Parent to vote Parent's shares of Merger Subsidiary Common Stock for adoption and approval of this Agreement and the transactions contemplated hereby and shall take all additional actions as the sole shareholder of Merger Subsidiary necessary to adopt and approve this Agreement and the transactions contemplated hereby.

            Section 7.4 Compliance with the Securities Act. Parent and the Company shall each cause each principal executive officer, each director and each other person who is an "affiliate, " as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, of Parent or the Company, as the case may be, to deliver to Parent and the Company on or prior to the Effective Time a written agreement (an "Affiliate Agreement") to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Merger, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of Parent and the Company have been filed with the SEC, sent to shareholders of Parent or otherwise publicly issued.

            Section 7.5 Listing of Shares. Parent shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on the Nasdaq National Market ("Nasdaq"), upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Merger.


                                    45
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



            Section 7.6 Expenses and Fees. (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Expenses incurred in connection with printing and filing the Proxy Statement/Prospectus shall be paid by Parent.

      (b) The Company agrees to pay to an amount equal to Parent's direct out-of-pocket expenses, including, without limitation, attorneys and accountants fees and costs, incurred in connection with the Merger; (i) if the Company terminates this Agreement pursuant to clause (iii) of Section 9.1 (a); or
(ii) if Parent terminates this Agreement pursuant to clause
(iv) of Section 9.1 (b).
      (c) Parent agrees to pay to the Company an amount equal to the Company's direct out-of-pocket expenses, including, without limitation, attorneys fees and accountants fees and costs, incurred in connection with the Merger if the Company terminates this Agreement pursuant to clause (iv) of Section
9.1 (a).

            Section 7.7 Agreement to Cooperate. (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of the Company and its subsidiaries, all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite votes of the shareholders and boards of directors of the Company and Parent.

      (b) Each of the Company, Parent and Merger Subsidiary agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to

                                    46
be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      (c) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, including any Acquisition Transaction, each party shall have the right, at its own expense, to participate therein, and neither party will settle any such litigation without the consent of the other party, which consent will not be unreasonably withheld, provided, however, if the Merger has not been effected prior to December 31, 1998, this paragraph shall be of no further force or effect.

            Section 7.8 Public Statements. The parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation.

            Section 7.9 Option Plans. Prior to the Effective Time, the Company and Parent shall take such action as may be necessary to cause each unexpired and unexercised option (each a "Company Option") to be automatically converted at the Effective Time into an option (each a "Parent Option") to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could have been purchased under the Company Option multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the option exercise price determined pursuant to the Company Option divided by the Exchange Ratio. At the Effective Time, all references in the stock option agreements to the Company shall be deemed to refer to Parent. Parent shall assume all of the Company's obligations with respect to Company Options as set forth in the Disclosure Schedule, as so amended and shall from and after the Effective Time, make available for issuance upon exercise of the Company Options all shares of Parent Common Stock covered thereby and amend its Registration Statement on Form S-8 to cover the additional shares of Parent Common Stock

                                    47
subject to Parent Options granted in replacement of Company
Options.

            Section 7.10 Directors' and Officers'
Indemnification. (a) The indemnification provisions of the Articles of Incorporation of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of two years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

      (b) After the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such persons, heirs, executors or administrators, an "indemnified Party" and collectively, the "indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) the Company or Parent and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the indemnified Parties, which counsel shall be reasonably satisfactory to the Parent and the Surviving Corporation, promptly after statements therefor are received, (ii) the Parent and the Surviving Corporation will cooperate in the defense of any such matter, and (iii) any determination required to be made with respect to whether an indemnified Party's conduct complies with the standards set forth under the CCC and the Parent's or the Surviving Corporation's respective charters or By-Laws shall be made by independent legal counsel acceptable to the Parent or the Surviving Corporation, as the case may be, and the indemnified

                                    48
                                  Page 57 of 156

Party, provided, however, that neither Parent nor the Surviving
Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

      (c) In the event the Surviving Corporation or Parent or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 7.10.

            Section 7.11 Corrections to the Proxy
Statement/Prospectus and Registration Statement. Prior to the date of approval of the Merger by their respective shareholders, each of the Company, Parent and Subsidiary shall correct promptly any information provided by it to be used specifically in the Proxy Statement/Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement so as to correct the same and to cause the Proxy Statement/Prospectus as so corrected to be disseminated to the shareholders of Parent, to the extent required by applicable law.

            Section 7.12 Effect on Accounting Treatment. Each of the parties hereto agrees that, notwithstanding anything to the contrary contained in the Agreement, nothing contained in or contemplated by this Agreement shall require any of the parties hereto to take any action which would jeopardize the treatment of the Merger as a pooling of interests under APB No. 16.

                                ARTICLE VIII

                                 CONDITIONS

            Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                                    49

      (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the shareholders of the Parent under applicable law and in accordance with the rules of the Nasdaq National Market;

      (b) the shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on the Nasdaq
National Market upon official notice of issuance;

      (c) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

      (d) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

      (e) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the consummation of the Merger illegal;

      (f) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby, and all consents from lenders and other parties required to consummate the Merger, shall have been obtained and be in effect at the Effective Time;

      (g) Ernst & Young, LLP, certified public accountants for Parent, shall have delivered a letter, dated the Closing Date, addressed to Parent, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will qualify for a pooling of interests accounting treatment if consummated in accordance with this Agreement; and

      (h) Duitch, Franklin & Co LLP, certified public accountants for the Company, shall have delivered a letter dated the Closing Date, addressed to the Company, in form and substance reasonably satisfactory to the Company, stating that

                                    50
the Merger will qualify for a pooling of interests accounting treatment if consummated in accordance with this Agreement.

      (i) NTS and the holders, in the aggregate, of not less than 95% of the outstanding shares of the Capital Stock of the Company shall have executed an Indemnity Agreement in form and substance reasonably satisfactory to Parent and the Company providing for cross indemnities regarding warranties and representations, covenants and agreements contained in this Agreement and in the certificates to be delivered at Closing.


            Section 8.2 Conditions to Obligation of the
Company to Effect the Merger. Unless waived by the Company, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

      (a) Parent and Merger Subsidiary shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Merger Subsidiary contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and the Company shall have received a certificate of the President and Chief Executive Officer or a Vice President of Parent and of the President and Chief Executive Officer or a Vice President of Merger Subsidiary to that effect;

      (b) the Company shall have received an opinion of Foley, Lardner, Weissberg & Aronson in form and substance reasonably satisfactory to the Company, dated the Closing Date, to the effect that the Company and holders of Company Common Stock (except to the extent any shareholders receive cash in lieu of fractional shares) will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger;

      (c) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole; and


                                    51

      (d) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Parent of the Merger.

            Section 8.3 Conditions to Obligations of Parent and Merger Subsidiary to Effect the Merger. Unless waived by Parent and Merger Subsidiary, the obligations of Parent and Merger Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions:

      (a) the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Parent shall have received a Certificate of the President and Chief Executive Officer or of a Vice President of the Company to that effect;

      (b) Parent shall have received an opinion of Sheppard, Mullin, Richter & Hampton LLP, in form and substance reasonably satisfactory to Parent, dated the Closing Date, to the effect that Parent and Merger Subsidiary will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger;

      (c) the Affiliate Agreements required to be delivered to Parent pursuant to Section 7.4 shall have been furnished as required by Section 7.4;

      (d) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole; and

      (e) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger

                                    52
and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such negotiations, would materially impair the value to Parent of the Merger.


                                 ARTICLE IX

                      TERMINATION, AMENDMENT AND WAIVER

            Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of the Company or Parent, as follows:

(a)   The Company shall have the right to terminate this
Agreement:

      (i) if the Merger is not completed by December 31, 1998 (provided that the right to terminate this Agreement under this Section 9.1 (a) (i) shall not be available to the Company if the Company is in material breach of any warranty or representation or fails to perform in any material respect any of its covenants in this Agreement and such breach or failure has been the cause of or resulted in the failure of the Merger to occur on or before such date);

      (ii) if the Merger is enjoined by a final, unappealable court order;

      (iii) if (A) the Company receives an offer from any third party (excluding any affiliate of the Company or any group of which any affiliate of the Company is a member) with respect to a merger, sale of substantial assets or other business combination involving the Company, and (B) the Company's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such a Superior Proposal and (C) the Company shall have given Parent five (5) days' prior written notice of its intention to terminate pursuant to this provision, provided that such termination shall not be effective until such time as the payment required by Section 7.6(b) shall have been received by Parent;

                                    53

      (iv) if Parent (A) is in material breach of any warranty or representation or fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to Parent by the Company; or

      (v) if there shall be any statute, rule or regulation enacted that would prevent the consummation of the merger or make the consummation of the merger illegal.

(b)   Parent shall have the right to terminate this Agreement:

      (i) if the Merger is not completed by December 31, 1998 (provided that the right to terminate this Agreement under this Section 9.1 (a) (i) shall not be available to the Parent if the Parent is in material breach of any warranty or representation or fails to perform in any material respect any of its covenants in this Agreement and such breach or failure has been the cause of or resulted in the failure of the Merger to occur on or before such date);

      (ii) if the Merger is enjoined by a final, unappealable court order;

      (iii) if the Board of Directors of the Company shall have resolved to accept a Superior Proposal;

      (iv) if the Company (A) is in material breach of any warranty or representation or fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to the Company by Parent; or

      (v) if there shall be any statute, rule or regulation enacted that would prevent the consummation of the merger or make the consummation of the merger illegal.

(c) As used in this Section 9.1, (i) "affiliate" has the meaning assigned to it in Section 7.4 and (ii) "group" has the meaning set forth in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

            Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the

                                    54

Company pursuant to the provisions of Section 9.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of the Company, Parent, Merger Subsidiary or their respective officers or directors or shareholders (except as set forth in this Section 9.2 and in Sections 7.1 and 7.6, all of which shall survive the termination). Nothing in this Section 9.2 shall relieve any party from liability for any willful or intentional breach of this Agreement.

            Section 9.3 Amendment. This Agreement may not be amended except by action taken by the parties' respective Boards of Directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

            Section 9.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.


                                  ARTICLE X

                             GENERAL PROVISIONS

            Section 10.1 Non-Survival of Representations and Warranties. All representations and warranties in this Agreement shall not survive the Merger, and after effectiveness of the Merger neither the Company, Parent, Merger Subsidiary or their respective officers or directors shall have any further obligation with respect thereto, except to the extent they may otherwise expressly agree pursuant to a written agreement duly executed by any of them.

            Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile

                                    55
to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   If to Parent or Merger Subsidiary to:

      National Technical Systems, Inc.
      24007 Ventura Boulevard
      Calabasas, California 91302
      Attention:  Chief Executive Officer
      Telecopy:   (818) 591-0899

      with a copy to:

      James J. Slaby, Esq.
      Sheppard, Mullin, Richter & Hampton LLP
      333 South Hope Street
      Los Angeles, California 90071-1780
      Telecopy:   (213) 620-1398

(b)   If to the Company, to:

      XXCAL, Inc.
      11500 West Olympic Boulevard, Suite 325
      Los Angeles, California  90064
      Attention:  Chief Executive Officer
      Telecopy:   (310) 478-6226

      with copies to:

      Gregory L. Larson, Esq.
      500 North Parkway Calabasas, Suite 220
      Calabasas, California  91302-1494
      Telecopy: (818) 222-2690

            Section 10.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

                                    56

            Section 10.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision in invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

            Section 10.5 Miscellaneous.  This Agreement
(including the documents and instruments referred to herein)
(a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (provided, however, that the provisions of agreement(s) between the Company and Parent concerning confidentiality shall remain in effect to and including the Closing Date), (b) is not intended to confer upon any other person any rights or remedies hereunder, except for rights of indemnified Parties under Section 7.10 and (c) shall not be assigned by operation of law or otherwise, except that Subsidiary may assign this Agreement to any other wholly-owned subsidiary of Parent. THIS AGREEMENT SHALL BE GOVERNED BY ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

            Section 10.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.


                                    57

            Section 10.7 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in Section 7.9, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      IN WITNESS WHEREOF, Parent, Merger Subsidiary and the
Company have caused this Agreement to be signed by their respective officers and attested to as of the date flat written above.

                              NATIONAL TECHNICAL SYSTEMS, INC.
Attest:


/s/ Harold Lipchik            By: /s/ Jack Lin
----------------------            -----------------------------
Secretary                           Name: Jack Lin
                                    Title: President and Chief
                                    Executive Officer


                              NTS ACQUISITION CORP.
Attest:


/s/ Harold Lipchik                By: /s/ Jack Lin
----------------------            -----------------------------
Secretary                           Name: Jack Lin
                                    Title: Chief Executive Officer


                              XXCAL, INC.
Attest:


/s/ Eugene Gold               By:  /s/ Marvin Hoffman
----------------------            -----------------------------
Secretary                           Name: Marvin Hoffman
                                    Title:  Chairman and Chief
                                            Executive Officer



                                    58

                                                                      Exhibit B

                              AMENDMENT NO. 1
                                     TO
                        AGREEMENT AND PLAN OF MERGER


            THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of the 19th day of October 1998, by and among National Technical Systems, Inc., a California corporation ("Parent"), NTS Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Subsidiary") and XXCAL, Inc., a California corporation (the "Company").

                                 WITNESSETH

      WHEREAS, Parent, Merger Subsidiary and the Company entered into that certain Agreement and Plan of Merger (the "Agreement") dated as of the 21st day of August 1998; and

      WHEREAS, Parent, Merger Subsidiary and the Company desire to amend the Agreement.

      NOW, THEREFORE, in consideration of the mutual promises and covenants contained hereinbelow, it is mutually agreed as follows:

      1. Section 4.4(c) of said Agreement is hereby deleted and the following substituted therefor:

            "(c) Except for (i) filings with various state blue sky authorities,
      (ii) the making of the Merger Filing with the Secretary of State of the State of California in connection with the Merger, and (iii) any required filings with or approvals from applicable state authorities or commissions (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the "Parent Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Merger Subsidiary or the consummation by Parent or Merger Subsidiary of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the



                                   -1-
      aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole."


      2. Section 4.9 of said Agreement is hereby deleted and the following substituted therefor:

            "Section 4.9 Registration Statement and Proxy Statement. Neither (a) the Registration Statement on Form S-3 to be filed under the Securities Act with the SEC by Parent in accordance with that certain Registration Rights Agreement dated as of October 20, 1998 between Parent and the Company for the purpose of registering the resale of the shares of Parent Common Stock received by the Company shareholders in connection with the Merger (the "Registration Statement") nor (b) the proxy statement to be distributed in connection with the meeting of Company's shareholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Prospectus will, as of their mailing date and effective date, respectively, comply as to form in all material respects with all applicable laws, including the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Merger Subsidiary with respect to information supplied by the Company for inclusion therein."


      3. Section 5.9 of said Agreement is hereby deleted and the following substituted therefor:

            "Section 5.9 Registration Statement and Proxy Statement. None of the information to be supplied by the Company or its


                                   -2-
      subsidiaries for inclusion in (a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the meeting of the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.


      4. Section 7.2 of said Agreement is hereby deleted and the following substituted therefor:

            "Section 7.2 Investment Representation Letters and Registration Rights Agreement. The issuance of Parent Common Stock in the Merger will be a private offering exempt from registration provisions of the Securities Act of 1933 (the "Securities Act") pursuant to Section 4(2) of the Securities Act and Section 5 of the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder ("Regulation D"). The Company will use its best efforts to (a) assist in qualifying the Merger as exempt from the registration provisions of Section 4(2) of the Securities Act and
      Section 5 of the Securities Act pursuant to Rule 506 of Regulation D and
      (b) cause each shareholder of the Company to complete an investment representation letter in a form to be provided by Parent. The Parent Common Stock received by Company shareholders in the Merger will not be eligible for sale in the public market until after Parent files with the SEC a Registration Statement on Form S-3 covering such stock in accordance with that certain Registration Rights Agreement dated as of October 19, 1998 between Parent and the Company (which must be filed with the SEC within ten (10) days following the Effective Time) and that registration statement thereafter becomes effective. Parent Common Stock issued pursuant to the exercise of Company Options also will not be eligible for sale in the public market until after Parent files with the SEC a Registration Statement or Form S-8 (which must be done within approximately 30 days following the Effective Time). Thereafter, certain Company shareholders will be subject to certain volume and other resale


                                   -3-
      limitations as affiliates of Parent pursuant to SEC rules and the Parent's policies."

      5. The second sentence of Section 7.3(a) of said Agreement is hereby deleted and the following substituted therefor:

            "Such meeting of shareholders shall be held no later than October 30, 1998."

      6. The second sentence of Section 7.3(b) of said Agreement is hereby deleted.

      7. The second sentence of Section 7.6(a) is hereby deleted and the following substituted therefor:

            "All costs and expenses incurred in connection with the preparation of the Proxy Statement shall be paid by the party incurring such costs and expenses."

      8. Section 7.11 of said Agreement is hereby deleted.

      9. Section 8.1(c) of said Agreement is hereby deleted.

      10. Any and all other terms and conditions contained in the Agreement shall remain in full force and effect and are hereby reaffirmed.



                                   -4-

      IN WITNESS WHEREOF, Parent, Merger Subsidiary and the Company have executed or caused their duly authorized representatives to execute this Amendment to Agreement and Plan of Merger as of the date first written above.


                              NATIONAL TECHNICAL SYSTEMS, INC.
Attest:


/s/ Harold Lipchik            By:   /s/ Jack Lin
-----------------------             ---------------------------
Secretary                           Name: Jack Lin
                                    Title: President and Chief Executive Officer


                              NTS ACQUISITION CORP.
Attest:


/s/ Harold Lipchik            By:   /s/ Jack Lin
-----------------------             ---------------------------
Secretary                           Name: Jack Lin
                                    Title: Chief Executive Officer


                              XXCAL, INC.
Attest:


/s/ Eugene Gold               By:   /s/ Marvin Hoffman
-----------------------             ----------------------------
Secretary                           Name:  Marvin Hoffman
                                    Title: Chairman and Chief Executive Officer



                                   -5-

                                                                      Exhibit C

                          SHARE PURCHASE AGREEMENT
                                BY AND AMONG
                      NATIONAL TECHNICAL SYSTEMS, INC.,
                               XXCAL, LIMITED
                                     AND
                             XXCAL SHAREHOLDERS





                        Dated as of  August 21, 1998



                                       -1-

                              TABLE OF CONTENTS

                                                                        Page

ARTICLE I        PURCHASE AND SALE OF XXCAL SHARES.........................1
      Section 1.1       Purchase and Sale of Shares........................1
      Section 1.2       Purchase Price.....................................2
      Section 1.3       Payment of Purchase Price..........................2
      Section 1.4       No Fractional Securities...........................2
      Section 1.5       Closing............................................2

ARTICLE II       REPRESENTATIONS AND WARRANTIES OF BUYER...................3
      Section 2.1       Organization and Qualification.....................3
      Section 2.2       Capitalization.....................................4
      Section 2.3       Subsidiaries.......................................4
      Section 2.4       Authority; Non-Contravention; Approvals............5
      Section 2.5       Reports and Financial Statements...................7
      Section 2.6       Absence of Undisclosed Liabilities ................8
      Section 2.7       Absence of Certain Changes or Events ..............8
      Section 2.8       Litigation.........................................9
      Section 2.9       Registration Statement and Proxy Statement.........9
      Section 2.10      No Violation of Law...............................10
      Section 2.11      Compliance with Agreements........................11
      Section 2.12      Taxes.............................................11
      Section 2.13      Employee Benefit Plans; ERISA.....................12
      Section 2.14      Labor Controversies...............................14
      Section 2.15      Environmental Matters.............................15
      Section 2.16      Non-competition Agreements........................17
      Section 2.17      Title to Assets...................................17
      Section 2.18      Pooling of Interests..............................18
      Section 2.19      Buyer Shareholders' Approval......................18
      Section 2.20      Brokers and Finders...............................19
      Section 2.21      Opinion of Financial Advisor......................19
      Section 2.22      Investment Intent.................................19

ARTICLE III      REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND
                 THE SHAREHOLDERS.........................................19
      Section 3.1       Organization and Qualification....................20
      Section 3.2       Share Capital.....................................20
      Section 3.3       Subsidiaries......................................20
      Section 3.4       Authority; Non-Contravention; Approvals...........20
      Section 3.5       Insolvency of the Company.........................22
      Section 3.6       Statutory Books and Documents Filed ..............23
      Section 3.7       Financial Statements..............................23
      Section 3.8       Financial Records.................................25


                                   -i-

      Section 3.9       Absence of Undisclosed Liabilities ...............25
      Section 3.10      Accounts Receivable...............................26
      Section 3.11      Absence of Certain Changes or Events..............26
      Section 3.12      Borrowings........................................26
      Section 3.13      Insurance.........................................27
      Section 3.14      Contracts and Commitments.........................27
      Section 3.15      Terms of Trade....................................28
      Section 3.16      Licenses and Consents.............................28
      Section 3.17      Trading Partners..................................28
      Section 3.18      Competition and Trade Regulation Law..............29
      Section 3.19      Litigation........................................29
      Section 3.20      Registration Statement and Proxy Statement........30
      Section 3.21      No Violation of Law...............................30
      Section 3.22      Directors and Employees...........................31
      Section 3.23      Industrial Relations..............................32
      Section 3.24      Pensions..........................................33
      Section 3.25      Title to Properties...............................34
      Section 3.26      Leasehold Properties..............................34
      Section 3.27      Tenancies.........................................35
      Section 3.28      Contamination.....................................35
      Section 3.29      Environmental Matters.............................35
      Section 3.30      Intangible Property and Computer Software.........36
      Section 3.31      Title to Assets...................................36
      Section 3.32      Liability.........................................37
      Section 3.33      Records and Compliance............................37
      Section 3.34      VAT...............................................38
      Section 3.35      Close Company.....................................39
      Section 3.36      Group Transactions................................39
      Section 3.37      Capital Gains.....................................39
      Section 3.38      Dividends and Distributions.......................39
      Section 3.39      Inheritance Tax and Gifts.........................40
      Section 3.40      Anti-Avoidance....................................40
      Section 3.41      Overseas Matters..................................40
      Section 3.42      Breach of Covenant................................40
      Section 3.43      Pooling of Interests..............................40
      Section 3.44      Brokers and Finders...............................41
      Section 3.45      Investment Matters................................41

ARTICLE IV       CONDUCT OF BUSINESS PENDING THE CLOSING..................41
      Section 4.1       Conduct of Business by the Company Prior to
                        Effective Time....................................41
      Section 4.2       Conduct of Business by Buyer and Subsidiary
                        Pending the Merger................................43
      Section 4.3       Control of the Company's Operations ..............45
      Section 4.4       Control of Buyer's Operations.....................45


                                   -ii-

      Section 4.5       Acquisition Transactions..........................45

ARTICLE V        ADDITIONAL AGREEMENTS AND COVENANTS......................46
      Section 5.1       Access to Information.............................46
      Section 5.2       Registration Statement and Proxy Statement........47
      Section 5.3       Buyer Shareholders' Approval......................48
      Section 5.4       Compliance with the Securities Act ...............48
      Section 5.5       Listing of NTS Shares.............................49
      Section 5.6       Expenses and Fees.................................49
      Section 5.7       Agreement to Cooperate............................49
      Section 5.8       Public Statements.................................50
      Section 5.9       Option Plans......................................50
      Section 5.10      Directors' and Officers' Indemnification..........50
      Section 5.11      Corrections to the Proxy
                        Statement/Prospectus and Registration
                        Statement ........................................52
      Section 5.12      Effect on Accounting Treatment....................52
      Section 5.13      Covenant Not to Compete...........................52
      Section 5.14      Nonsolicitation.  ................................54
      Section 5.15      Nondisparagement; Referrals.......................54
      Section 5.16      Confidentiality...................................55
      Section 5.17      Obligation to Indemnify...........................55
      Section 5.18      Covenant for Taxation.............................59

ARTICLE VI       CONDITIONS...............................................62
      Section 6.1       Conditions to Each Party's Obligations............62
      Section 6.2       Conditions to Obligations of the Company
                        and Shareholders..................................64
      Section 6.3       Conditions to Obligations of Buyer ...............65

ARTICLE VII      TERMINATION, AMENDMENT AND WAIVER........................66
      Section 7.1       Termination.......................................66
      Section 7.2       Effect of Termination.............................68
      Section 7.3       Amendment.........................................68
      Section 7.4       Waiver............................................68

ARTICLE VIII      GENERAL PROVISIONS......................................68
      Section 8.1       Survival of Representations and Warranties........68
      Section 8.2       Notices...........................................69
      Section 8.3       Interpretation....................................70
      Section 8.4       Severability......................................70
      Section 8.5       Miscellaneous.....................................70
      Section 8.6       Counterparts......................................71
      Section 8.7       No Third Party Beneficiaries......................71
      Section 8.8       Parties In Interest...............................71


                                   -iii-

                                  EXHIBITS

                                                                        Page

      Section 1.3  Exhibit A - Distribution of NTS Shares to
                  XXCAL Shareholders.......................................2


                                   -iv-

                          SHARE PURCHASE AGREEMENT


            SHARE PURCHASE AGREEMENT (the "Agreement") dated as of August 21, 1998 by and among National Technical Systems, Inc. a California corporation ("Buyer"), XXCAL, LIMITED, a United Kingdom corporation (the "Company"), and Marvin Hoffman, Eugene Gold, Bill Schoneman, Marilyn Gold, Darryl Hoffman, Loren Hoffman, Susan Bohle, Al Lay, Steve Oettinger, Bill Avery, Andrea Gold, John Knoeppel, Dave Trebas, Rose Marie Antonio, Christopher Smith, Felicity Smith and John Remington (collectively, the "Shareholders").


                                  RECITALS

      A. WHEREAS, the Shareholders are the beneficial owners of 1,026,950 ordinary shares of 1p each (one pence of the currency of the United Kingdom) of the Company (the "Sale Shares"), which represent all of the issued share capital of the Company, and which are collectively referred to herein as the "XXCAL Shares".

      B. WHEREAS, the Shareholders wish to sell and Buyer wishes to purchase, the XXCAL Shares in accordance with the terms and conditions set forth in this Agreement.


                                  AGREEMENT

            NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:


                                  ARTICLE I

                      PURCHASE AND SALE OF XXCAL SHARES

      Section 1.1 Purchase and Sale of Shares. Subject to the terms and conditions hereinafter set forth, at the Closing, the Shareholders shall sell, and Buyer shall purchase, the XXCAL
Shares from the Shareholders.


                                   -1-

      Section 1.2 Purchase Price. As full payment for the XXCAL Shares and for the Shareholders's agreements and indemnities contained herein, Buyer shall pay to the Shareholders the purchase price ("Purchase Price"). The Pur-chase Price shall be payable by Buyer by the issuance to the Shareholders of 125,000 shares of the Common Stock, no par value of Buyer (the "NTS Shares"), representing an exchange ratio of 0.1217 share of Buyer's common stock ("NTS Common Stock") for each issued and outstanding XXCAL Share (the "Exchange Ratio").

      Section 1.3 Payment of Purchase Price. At the Closing, Buyer shall deliver to the Shareholders certificates representing the NTS Shares in the amounts and to the respective Shareholders reflected on Exhibit A hereto. At the Closing, The Shareholders shall deliver to Buyer certificates evidencing the XXCAL Shares (the "XXCAL Certificates"), together with stock assignments separate from certificate duly endorsed in blank. In addition, at the Closing, all other actions shall be taken, and all other documents shall be duly executed and delivered, which are necessary to consummate all other transactions contemplated by this Agreement, other than such actions and documents as are to be taken, executed or delivered at another date as specifically provided in this Agreement.

      Section 1.4 No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of NTS Common Stock shall be issued to the Shareholders and no NTS Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of XXCAL Shares who would otherwise have been entitled to receive a fraction of a share of NTS Common Stock upon surrender of the XXCAL Certificates for exchange pursuant to Section 1.3 shall be entitled to receive from NTS a cash payment equal to such fraction multiplied by the average closing price per share of NTS Common Stock as requested by the Nasdaq National Market, as reported by the Wall Street Journal, during the 10 trading days immediately preceding the Closing Date.

      Section 1.5 Closing. The Closing shall occur on the fifth business day immediately following the date on which the


                                   -2-
last of the conditions as set forth in Article VI is fulfilled or waived or such earlier or later date as may be mutually agreed to in writing by Buyer and the Shareholders (such date being referred to herein as the "Closing Date" or the "Closing"). The parties shall use their best efforts to cause the Closing to occur within 60 days after the date of this Agreement, but in no event later than December 31, 1998, unless mutually extended by the parties hereto. The Closing shall take place at the offices of Sheppard, Mullin, Richter & Hampton LLP, located at 333 South Hope Street, 48th Floor,
Los Angeles, California. Buyer and the Shareholders agree to use their respective best efforts to satisfy the conditions set forth in this Agreement, and to cause the Closing to occur within the specified time period.



                                 ARTICLE II

                       REPRESENTATIONS AND WARRANTIES
                                  OF BUYER

      Buyer represents and warrants to the Company and the Shareholders that, except as set forth in the Disclosure Schedule dated as of the date hereof and signed by an authorized officer of Buyer (the "Buyer Disclosure Schedule"), each of which exceptions shall specifically identify the relevant Section hereof to which it relates:

      Section 2.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Buyer is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole. True, accurate and complete copies of each of Buyer's Articles of Incorporation and By-laws, in each case as in effect on the


                                   -3-
date hereof, including all amendments thereto, have heretofore been delivered to the Company.

      Section 2.2 Capitalization. (a) The authorized capital stock of Buyer consists of 20,000,000 shares of Common Stock, no par value ("Buyer Common Stock") of which 6,987,128 shares were outstanding as of August 21, 1998. All of the issued and outstanding shares of Buyer Common Stock are validly issued and are fully paid, nonassessable and free of preemptive rights.

            (b) Except as set forth in the Buyer Disclosure Schedule or in the Buyer SEC reports (as defined in Section 2.5) as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Buyer or obligating Buyer to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which Buyer or any subsidiary of Buyer is a party or is bound with respect to the voting of any shares of capital stock of Buyer. The NTS Shares to be issued to the Shareholders at the Closing will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

      Section 2.3 Subsidiaries. Each direct and indirect corporate subsidiary of Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.
Each subsidiary of Buyer is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole. All of the outstanding shares of capital stock of each


                                   -4-
corporate subsidiary of Buyer are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by Buyer, free and clear of any liens, claims or encumbrances except that such shares are pledged to secure Buyer's credit facilities, provided, however, that Buyer owns 50% of the outstanding shares of the capital stock of NQA USA, a Massachusetts corporation. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of Buyer, including any right of conversion or exchange under any outstanding security, instrument or agreement. As used in this Agreement, the term "subsidiary" shall mean, when used with reference to any person or entity, any corporation, partnership, joint venture or other entity of which such person or entity (either acting alone or together, with its other subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, joint venture or other entity.

      Section 2.4       Authority; Non-Contravention; Approvals.
(a) Buyer has full corporate power and authority to enter into this Agreement and, subject to the Buyer Shareholders' Approval (as defined in Section 2.19) to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize the execution and delivery of this Agreement or, except for Buyer Shareholders' Approval, the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery hereof by the Company and the Shareholders, constitutes a valid and legally binding agreement of Buyer enforceable against Buyer in accordance with its terms, except that such enforcement may be subject to
(i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.
Without limitation of the foregoing, each of the covenants and obligations of Buyer set forth in this Agreement is valid,


                                   -5-
                                  Page 82 of 156



legally binding and enforceable notwithstanding the absence of the Buyer Shareholders' Approval.

            (b) The execution and delivery of this Agreement by Buyer does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Buyer or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of Buyer or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Buyer or any of its subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Buyer or any of its subsidiaries is now a party or by which Buyer or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Buyer of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses
(i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause
(ii) above, to obtaining (prior to the Effective Time) Buyer Shareholder's Approval and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Closing) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph
(b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have, a material adverse effect on the business, operations, properties, assets, condition (financial or other) results of operations or prospects of Buyer and its subsidiaries, taken as a whole.


                                   -6-

            (c) Except for (i) the filing of the Proxy State-ment/Prospectus (as defined in Section 2.10) with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act") and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, and (ii) any required filings with or approvals from applicable state authorities or commissions (the filings and approvals referred to in clauses (i) and (ii) are collectively referred to as the "Buyer Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole.

      Section 2.5 Reports and Financial Statements. Since January 1, 1996, Buyer has filed on a timely basis with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act of 1934, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the respective rules and regulations thereunder, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Buyer has previously delivered to the Company copies of its (a) Annual Reports on Form 10-K for the fiscal year ended January 31, 1998 and for each of the two immediately preceding fiscal years, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its shareholders and (ii) actions by written consent in lieu of a shareholders' meeting from January 1, 1996, until the date hereof, and (c) all other reports, including quarterly reports, or registration statements filed by Buyer with the SEC since January 1, 1996 (other than Registration Statements filed on Form S-8) (collectively, the "Buyer SEC Reports"). As of their respective dates, the Buyer SEC Reports did not contain any


                                   -7-
untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Buyer included in such reports (collectively, the "Buyer Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Buyer and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

      Section 2.6 Absence of Undisclosed Liabilities. Except as disclosed in the Buyer SEC Reports or with respect to acquisitions or potential transactions or commitments heretofore disclosed to the Company in writing, neither Buyer nor any of its subsidiaries had at April 30, 1998, or has incurred since that date, any liabilities, guarantees or other obligations (whether absolute, accrued, contingent or otherwise) of any nature, except: (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Buyer Financial Statements or reflected in the notes thereto or (ii) which were incurred after April 30, 1998, and were incurred in the ordinary course of business and consistent with past practices; (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of Buyer and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

      Section 2.7 Absence of Certain Changes or Events. Since the date of the most recent Buyer SEC Report, there has not been any material adverse change in the business, operations,


                                   -8-
properties, assets, liabilities, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole.

      Section 2.8 Litigation. Except as disclosed in the Buyer SEC Reports, there are no claims, suits, actions or proceedings pending or, to the knowledge of Buyer, threatened against, relating to or affecting Buyer or any of its subsidiaries, before any court, governmental department commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated herein or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole. Except as set forth in the Buyer SEC Reports, neither Buyer nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole.

      Section 2.9 Registration Statement and Proxy Statement. Neither (a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Buyer in connection with the transactions contemplated herein for the purpose of registering the NTS Shares to be issued to the Shareholders (the "Registration Statement") or (b) the proxy statement to be distributed in connection with the meeting of Buyer's shareholders to obtain Buyer Shareholders' Approval (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Proxy Statement/Prospectus" will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of shareholders of Buyer to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of the shareholders of Buyer,


                                   -9-
contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Buyer with respect to information supplied by the Company or the shareholders for inclusion therein.

      Section 2.10 No Violation of Law. Except as disclosed in the Buyer SEC Reports, neither Buyer nor any of its subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole. Except as disclosed in the Buyer SEC Reports, as of the date of this Agreement, to the knowledge of Buyer, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Buyer and its subsidiaries, taken as a whole. Buyer and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Buyer Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Buyer and its subsidiaries, taken as a whole. Buyer and its subsidiaries are not in violation of the terms of any Buyer


                                   -10-

Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Buyer and its subsidiaries, taken as a whole.

      Section 2.11 Compliance with Agreements. Except as disclosed in the Buyer SEC Reports, neither Buyer nor any of its subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under (a) the respective charters, by-laws or other similar organizational instruments of Buyer or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which Buyer or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 2.12, would have, in the aggregate, a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole.

      Section 2.12  Taxes.  (a) Buyer and its subsidiaries have
(i) duly filed with the appropriate governmental authorities all Tax Returns (as defined in Section 2.13(c)) required to be filed by them for all periods ending on or prior to the Closing Date other than those Tax Returns the failure of which to file would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole, and such Tax Returns are true, correct and complete in all material respects and (ii) duly paid in full or made adequate provision for the payment of all Taxes (as defined in Section 2.13(b)) for all periods ending at or prior to the Closing. The liabilities and reserves for Taxes reflected in the Buyer balance sheet included in the latest Buyer SEC Report are adequate to cover all Taxes for all periods ending at or prior to the Closing and there are no material liens for Taxes upon any property or assets of Buyer or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal


                                   -11-

Revenue Service (the "IRS") or any other governmental taxing authority with respect to Taxes of the Buyer or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole. Neither Buyer nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Buyer other than agreements the consequences of which are fully and adequately reserved for in the Buyer Financial Statements. Neither Buyer nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of
Section 341 (f) of the Code.

            (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof
(including, but not limited to the United Kingdom), whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

            (c)   For purposes of this Agreement, the term "Tax
Return" shall mean any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

      Section 2.13 Employee Benefit Plans; ERISA. (a) Except as set forth in the Buyer SEC Reports, at the date hereof, Buyer and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements or practices (such plans, programs, arrangements or practices of Buyer and its subsidiaries being referred to as the "Buyer


                                   -12-

Plans", including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of
Section 413(c) of the Code). The Buyer Disclosure Schedule lists all Multi-employer Plans and Multiple Employer Plans which any of Buyer or its subsidiaries maintains or to which any of them makes contributions. Neither Buyer nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Buyer Plans, under existing collective bargaining agreements or to comply with applicable law.

            (b)   Except as disclosed in the Buyer SEC Reports,
(i) to the knowledge of Buyer there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Buyer Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Buyer Plans, (iii) to the knowledge of Buyer neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Buyer Plans subject to Title IV of ERISA other than in a "standard termination " described in Section 4041 (b) of ERISA, (iv) none of the Buyer Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Buyer Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Buyer Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Buyer SEC Reports as of [April 30, 1998], based upon reasonable actuarial assumptions currently utilized for such Buyer Plan, (vi) to the knowledge


                                   -13-
of Buyer each of the Buyer Plans has been operated and administered in all material respects in accordance with applicable, laws during the period of time covered by the applicable statute of limitations, (vii) each of the Buyer Plans which is intended to be "qualified" within the meaning of
Section 401 (a) of the Code has been determined by the IRS to be so qualified, in form, and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Buyer Plans, and the period for making any such necessary retroactive amendments has not expired, (viii) with respect to Multi-employer Plans, neither Buyer nor any of its subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the knowledge of Buyer and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205,
(ix) to the knowledge of Buyer and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Buyer Plans other than claims for benefits in the ordinary course, and (x) Buyer and its subsidiaries have no current material liability for plan termination or withdrawal (complete or partial) under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with Buyer and its subsidiaries under Section 4001 of ERISA or
Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (a "Buyer Controlled Group Plan"), and Buyer and its subsidiaries do not reasonably anticipate that any such liability will be asserted against Buyer or any of its subsidiaries. None of the Buyer Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code).

            (c) The Buyer SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

      Section 2.14 Labor Controversies. Except as set forth in the Buyer SEC Reports, (a) there are no significant


                                   -14-
controversies pending or, to the knowledge of Buyer, threatened between Buyer or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of Buyer, there are no material organizational efforts presently being made involving any of the presently unorganized employees of Buyer and its subsidiaries except for such controversies and organizational efforts which singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole and (c) none of the employees of Buyer and its subsidiaries is represented by a labor union.

      Section 2.15 Environmental Matters. (a) Except as set forth in the Buyer SEC Reports or in Buyer's Disclosure Schedule, (i) Buyer and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by Buyer or any of its subsidiaries contain any Hazardous Substance as a result of any activity of Buyer or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither Buyer nor any of its subsidiaries has received any notices, demand letters or requests for information from any federal, state, local or foreign governmental entity or third party indicating that Buyer or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against Buyer or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by Buyer or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by Buyer or any of its subsidiaries as a result of any activity of Buyer or any of its subsidiaries during the time such properties were owned, leased or operated by Buyer or any of its subsidiaries, (vii) there have been no environmental


                                   -15-
investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of Buyer or its subsidiaries relating to the activities of Buyer or its subsidiaries which have not been delivered to Buyer prior to the date hereof, (viii) there are no underground storage tanks on, in or under any properties owned by Buyer or any of its subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by Buyer or any of its subsidiaries, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by Buyer and its subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by Buyer or any of its subsidiaries, and (x) neither Buyer, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries considered as one enterprise.

            (b) As used herein, "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license. permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term "Environmental Law" includes, without limitation, (i) the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and


                                   -16-

Reauthorization Act, the federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal Act and the federal Toxic Substances Control Act, the federal Insecticide, Fungicide and Rodenticide Act, and the federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, (ii) the United Kingdom Environmental Protection Act of 1990 and (iii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

            (c) As used herein, "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

      Section 2.16 Non-competition Agreements. Neither Buyer nor any subsidiary of Buyer is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business involving any other material business currently engaged in by the Buyer or the Company, or any corporations affiliated with either of them. None of Buyer's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with Buyer, restricts in any material respect Buyer or any subsidiary of Buyer from, directly or indirectly, engaging in any material businesses currently engaged in by the Buyer or the Company or any corporations affiliated with either of them.

      Section 2.17  Title to Assets.  Buyer and each of its
subsidiaries has good and marketable title in fee simple to all


                                   -17-
its real property and good title to all its leasehold interests and other properties as reflected in the most recent balance sheet included in the Buyer Financial Statements, except for such properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent,
(ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Buyer's business operations (in the manner presently carried on by the Buyer), or (iii) as disclosed in the Buyer SEC Reports, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole. All leases under which Buyer or any of its subsidiaries leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not materially and adversely affect the Buyer and its subsidiaries, taken as a whole.

      Section 2.18 Pooling of Interests. Neither Buyer nor, to its knowledge, any of their its affiliates has taken or agreed to take any action that would prevent the transactions contemplated herein from (a) constituting a reorganization qualifying under the provisions of Section 368 (a) of the Code or (b) being treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principals and the rules, regulations and interpretations of the SEC (a "Pooling Transaction").

      Section 2.19  Buyer Shareholders' Approval.  The
affirmative vote of shareholders of Buyer will be required for approval and adoption of this Agreement and the transactions contemplated herein is a majority of the shares of Buyer Common
Stock present in person or by proxy at a meeting of such shareholders and entitled to vote thereat.


                                      -18-

      Section 2.20 Brokers and Finders. Except for the fees and expenses payable by Buyer to Oxford Mergers and Acquisitions, Inc. ("Oxford"), which fees are reflected in its agreement with Buyer (a copy of which has been delivered to the Company), Buyer has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Buyer to pay any finders fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. Except for the fees and expenses paid or payable to Oxford, there is no claim for payment by Buyer of payments in any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

      Section 2.21 Opinion of Financial Advisor. The financial advisor of Buyer, Crowell, Weedon & Co., has rendered a written opinion to Buyer to the effect that the Exchange Ratio is fair from a financial point of view to the Buyer.

      Section 2.22 Investment Intent. Buyer is purchasing the XXCAL Shares for its own account for investment and with no present intention of distributing or reselling the XXCAL Shares or any part thereof, subject, nevertheless, to any requirement of the law that the disposition thereof by Buyer shall at all times be within Buyer's control. Buyer is fully informed as to the applicable limitations upon any distribution or resale of the XXCAL Shares which have not been registered pursuant to the Securities Act of 1933 (the "Securities Act"). Buyer agrees not to distribute or resell any of the XXCAL Shares if such distribution or resale would constitute a violation of the Securities Act.


                                 ARTICLE III

                       REPRESENTATIONS AND WARRANTIES
                    OF THE COMPANY AND THE SHAREHOLDERS

      The Company and Marvin Hoffman, Eugene Gold, Bill Schoneman, Felicity Smith, Christopher Smith and John Remington (the "Management Shareholders") represent and warrant to Buyer that, except as set forth in the disclosure schedule dated as of the date hereof and signed by an authorized officer of the


                                   -19-

Company (the "Company Disclosure Schedule"), each of which exceptions shall specifically identify the relevant Section hereof to which it relates:

      Section 3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the United Kingdom, including, but not limited to the Companies Acts of 1985 and 1989, and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

      Section 3.2 Share Capital. The XXCAL Shares constitute the entire issued and allotted share capital of the Company and are fully paid or credited as fully paid. Apart from this Agreement, there is no agreement, arrangement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment, issue or transfer of, any share or loan capital of the Company. None of the XXCAL Shares was, or represents assets which were, the subject of a transfer at an undervalue, within the meaning for Sections 238 or 339, Insolvency Act 1986, within the past five years. The Company has not at any time: (i) reduced its share capital; (ii) redeemed any share capital; (iii) purchased any of its shares; or (iv) forfeited any of its shares. The XXCAL Shares are free from all charges and encumbrances (whether monetary or not) and all other rights exercisable by third parties, including any rights of pre-exemption and including those which the Shareholders do not, and, could not reasonably be expected to, know about; and will be transferred with all rights attaching to or accruing to them on the Closing Date, including all dividends and distributions declared, paid or made on or after that date.

      Section 3.3 Subsidiaries. The Company does not have, nor has it agreed to acquire, any interest in any undertaking or in the share capital of any body corporate. The Company does not hold nor is it liable on any share or relevant security which is not fully paid up or which carries any liability. The Company does not have any branch, agency, place of business or establishment outside the United Kingdom.

      Section 3.4  Authority; Non-Contravention; Approvals.
(a) The Company and the Shareholders each have full power and authority to enter into this Agreement and to consummate the


                                   -20-
transactions contemplated hereby. No Shareholder is the subject of a bankruptcy or liquidation proceeding, has proposed a voluntary arrangement or has made or proposed any arrangement with his or her creditors or any class of creditors. This Agreement has been approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and by each of the Shareholders, and constitutes a valid and legally binding agreement of the Company and the Shareholders, enforceable against the Company and the Shareholders in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws afflicting or relating to enforcement of creditors' rights generally and (b) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of the Company and the Shareholders set forth in this Agreement is valid, legally binding and enforceable.

            (b) The execution and delivery of this Agreement by the Company and the Shareholders do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (i) the charter or by-laws of the Company, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company is now a party or by which the Company or any of its respective properties or assets may be bound or affected. The consummation by the Company of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or


                                   -21-
provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph
(b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company.

            (c) Except for any required filings with or approvals from applicable environmental authorities, or commissions (such filings and approvals are collectively referred to as the "Company Required Statutory Approvals,") no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company and the Shareholders or the consummation by the Company and the Shareholders of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

      Section 3.5 Insolvency of the Company. No order has been made, no resolution has been passed, no petition presented, no meeting convened for the winding up of the Company or for a provisional liquidator to be appointed in respect of the Company and the Company has not been a party to any transaction which could be avoided in a winding up. No administration order has been made and no petition for one has been presented in respect of the Company. No receiver or administrative receiver has been appointed in respect of the Company or any of its assets. The Company is not insolvent, has not failed or is


                                   -22-
not unable to pay, or has not reasonable prospect of being unable to pay, any of its debts as they fall due, as those expressions are defined in Section 268, Insolvency Act 1986.
No voluntary arrangement has been proposed under Section 1, Insolvency Act 1986 in respect of the Company and the Company has not made or proposed any arrangement or composition with its creditors or any class of them. No distress, execution or other process has been levied on the Company's assets or action taken to repossess goods in the possession of the Company. No unsatisfied judgment is outstanding against the Company and no demand has been served on the Company under Section 123(1)(a), Insolvency Act 1986. No event analogous to any referred to hereinabove has occurred anywhere in the world.

      Section 3.6 Statutory Books and Documents Filed. The statutory books, including all registers and minute books, of the Company have been properly kept and contain an accurate and complete record of the matters with which those books should deal. All documents which should have been delivered by the Company to the Registrar of Companies are complete and accurate and have been properly so delivered. The copy of the memorandum and articles of association of the Company contained in the Disclosure Schedule has embodied in it or annexed to it a copy of each resolution as referred to in Section 380, Companies Act 1985, and is accurate and complete in all respects. Since May 31, 1998 the shareholders of the Company in general meeting, or of any class of them, have not passed any resolution other than resolutions relating to the ordinary business of annual general meetings.

      Section 3.7 Financial Statements. (a) The Company has previously delivered to Buyer true and complete copies of the financial statements of the Company (the "Company Financial Statements") consisting of (i) audited balance sheets of the Company as of December 31, 1995, 1996 and 1997 and the unaudited balance sheet at June 30, 1998 (the "Recent Balance Sheet") and (ii) audited statements of income for the fiscal years ended December 31, 1995, 1996 and 1997 and the unaudited six months ended June 30, 1998 (including the notes and schedules contained therein or annexed thereto). All of such financial statements (including all notes and schedules contained therein or annexed thereto) are true, complete and accurate and have been prepared in accordance with the requirements of all relevant statutes and generally accepted United Kingdom accounting practices including, without


                                   -23-
limitation, all applicable Financial Reporting Standards issued by the Accounting Standards Board, Statements of Standard Accounting Practice issued by the Institute of Chartered Accountants of England and Wales and Statements from the Urgent Issues Task Force current at June 30, 1998 and, where the accounting practice used to prepare the Company Financial Statements differs from those applicable in previous financial periods, the effect of any such difference is disclosed in the Disclosure Schedule.

            (b) Without limitation of the generality of the foregoing, the Company Financial Statements: (i) give a true and fair view of the state of affairs of the Company at June 30, 1998 and the profits or losses of the Company for the financial period ending on that date; (ii) contain full provision or reserve for all liabilities and for all capital and revenue commitments of the Company as at June 30, 1998;
(iii) disclose all the assets of the Company as at June 30, 1998 and none of the values placed in the Company Financial Statements on any of those assets was in excess of its market value at June 30, 1998; (iv) make full provision for bad and doubtful debts; (v) do not include any figure which is referable to the value of an intangible asset; and (vi) make full provision for depreciation of the fixed assets of the Company having regard to their original cost and life; (vii) in valuing work-in-progress no value was attributed in respect of eventual profits and adequate provision was made for such losses as were at the time of signature of the Company Financial Statements by directors of the Company reasonably foreseeable as arising or likely to arise; and (viii) slow-moving stock was written down appropriately, redundant, obsolete, obsolescent or defective stock was wholly written off and the value attributed to any other stock did not exceed the lower of cost (on a first-in first-out basis) and net realizable value (or replacement value) at June 30, 1998.

            (c) The profits and losses of the Company shown in the Company Financial Statements were not, save as disclosed in the Company Financial Statements or in any note accompanying them, to any material extent affected by any extraordinary, exceptional, unusual or non-recurring income, capital gain expenditure or by any other factor known to the Shareholders rendering any such profit or loss for such period exceptionally high or low. The audited profit and loss accounts and audited balance sheets of the Company contained in the Company


                                   -24-

Financial Statements were prepared on a consistent basis with each other.

      Section 3.8 Financial Records. The financial records of the Company comply with the requirements of Sections 221 and 222, Companies Act 1985, do not contain or reflect any material inaccuracy or discrepancy and present and reflect in accordance with generally accepted accounting principles and standards the financial position of and all transactions entered into by the Company or to which it has been a party. All relevant financial books and records of the Company are in its possession or otherwise under its direct control. Where any of the records of the Company are kept on electronic media, the
Company: (i) is the owner of all hardware and all software necessary to enable it to use the records as they have been used in its business to the date of this Agreement and to the Closing Date; (ii) does not share any hardware or software relating to the records with any person; and (iii) maintains adequate back up records and support in the event of any fault or failure of computer hardware and software. The products, systems and services of the Company which are dependant in any way on automatic instructions or any computer hardware or software meet Year 2000 conformity and the products, systems and services of the Company will not be affected, in terms of performance or functionality, by the use of dates before, during and after the Year 2000.

      Section 3.9 Absence of Undisclosed Liabilities. Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries had at June 30, 1998, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial statements or reflected in the notes thereto or (ii) which were incurred after June 30, 1998, and were incurred in the ordinary course of business and consistent with past practices,
(b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company, taken as a whole, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of the Company prepared in accordance with


                                   -25-
generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

      Section 3.10 Accounts Receivable. All accounts receivable of the Company reflected on the Recent Balance Sheet, and as incurred in the ordinary course of business since the date thereof, represent arm's length sales actually made in the ordinary course of business; are collectible (net of the provision shown on the Recent Balance Sheet for bad or doubtful accounts) in the ordinary course of business without the necessity of commencing legal proceedings; are subject to no counterclaim or set off; and there are not any valid grounds for their dispute other than as provided for in the provision for doubtful accounts on the Recent Balance Sheet. The Company Disclosure Schedule contains a schedule of aged accounts receivable included in the Recent Balance Sheet.

      Section 3.11 Absence of Certain Changes or Events. Since June 30, 1998, there not been any material adverse change in the business, operations, properties, assets, liabilities, condition (financial or other) or results of operations of the Company taken as a whole.

      Section 3.12 Borrowings. Complete and accurate details of all overdraft, loan and other financial facilities available to the Company and the amounts outstanding under them at the close of business on the day preceding the date of this Agreement are set out in the Disclosure Schedule. None of the Shareholders nor the Company has done anything, or omitted to do anything, as a result of which the continuance of any of those facilities might be affected or prejudiced. The Company is not a party to, nor has it agreed to enter into, any lending, or purported lending, agreement or arrangement (other than agreements to give credit in the ordinary course of its business). The Company is not exceeding any borrowing limit imposed upon it by its bankers, other lenders, its articles of association or otherwise nor has the Company entered into any commitment or arrangement which might lead it so to do. No overdraft or other financial facilities available to the Company are dependent upon the guarantee of or security provided by any other person. No event has occurred or been alleged which is or, with the passing of any time or the giving of any notice, certificate, declaration or demand, would become an event of default under, or breach of, any of the terms of any loan capital, borrowing, debenture or financial facility of


                                   -26-
the Company or which would entitle any person to call for repayment prior to normal maturity. The Company is not, nor has it agreed to become, bound by any guarantee, indemnity, surety or similar commitment. The Company does not have any credit cards in issue in its own name or that of any officer or employee of the Company or any person connected with any officer or employee. The Company has not received any grants, allowances, loans or financial aid of any kind from any government departmental or other board, body, agency or authority which may become liable to be refunded or repaid in whole or in part.

      Section 3.13 Insurance. The Company maintains, and at all material times has maintained, adequate insurance coverage against all risks normally insured against by companies carrying on similar business, for the full replacement or reinstatement value of its business and assets, and in particular has maintained professional indemnity insurance, and all other insurance required by statue. All insurance policies in relation to which the Company has any interest ("the Policies" and "Policy" means any of them) are valid and enforceable and all premiums due have been paid. There are no outstanding claims or circumstances likely to give rise to a claim under the Policies or which would be required to be notified to the insurers and nothing has been done or omitted to be done which has made or could make any Policy void or voidable or as a result of which the renewal of any Policy might be refused or the premiums due in respect of them may be liable to be increased. There are no claims outstanding or threatened, or so far as the Shareholders are aware, pending, against the Company which are not fully covered by insurance.

      Section 3.14 Contracts and Commitments. The Company is not a party to any agreement, arrangement or commitment which
(i) has or is expected to have material consequences in terms of expenditure or revenue; (ii) relates to matters outside its ordinary business or was not entered into on arms' length terms; (iii) constitutes a commercial transaction or arrangement which deviates from the usual pattern for it;
(iv) can be terminated in the event of any change in the underlying ownership or control of it or would be materially affected by such change; (v) cannot readily be fulfilled or performed by it on time; or (vi) cannot be terminated, without giving rise to any liabilities on it, by it giving three months' notice or less. The Company has no outstanding bid,


                                   -27-
tender, sale or service proposal which is material in relation to its business or which, if accepted, would be likely to result in a loss or granted any power of attorney or other such authority (whether express or implied) which is still outstanding. Neither the Company nor any Shareholder is aware of any actual, potential or alleged breach, invalidity, grounds for termination, grounds for rescission, grounds for avoidance or grounds for repudiation of, any contract to which the Company is a party.

      Section 3.15 Terms of Trade. The Company has not given any guarantee or warranty (other than any implied by law) or made any representation in respect of any product or services sold or supplied by it nor has it accepted any liability to service, maintain, repair or otherwise do or refrain from doing anything in relation to such goods or services after they have been sold or supplied by it except for those contained in its standard conditions of trading.

      Section 3.16 Licenses and Consents. Complete and accurate details of all licenses, consents, permissions, authorizations and approvals required by the Company for the carrying on of its business are contained in the Disclosure Schedule and all of them have been obtained by it and are in full force and effect. All reports, returns and information required by law or as a condition of any license, consent, permission, authorization or approval to be made or given to any person or authority in connection with the business of the Company have been made or given to the appropriate person or authority and there are no circumstances which indicate that any license, consent, permission, authorization or approval might not be renewed in whole or in part or is likely to be revoked, suspended or cancelled or which may confer a right of revocation, suspension or cancellation.

      Section 3.17 Trading Partners. The Company does not act or carry on business in partnership with any other person and is not a member of any corporate or unincorporated body, undertaking or association. The Company is not a party to any joint venture agreement or arrangement or any agreement or arrangement under which it is to participate with any other person in any business. The Company is not a party to any agency, distributorship, license or management agreement or is a party to any contract or arrangement which restricts its freedom to carry on its business in such manner as it may think


                                   -28-
fit in any part of the world. The Company does not have any branch, agency, place of business or establishment outside the United Kingdom.

      Section 3.18 Competition and Trade Regulation Law. The Company is not nor has it been a party to, or is or has been connected in any agreement or arrangement, or is conducting or has conducted itself, whether by omission or otherwise, in a manner which contravenes, is invalidated in whole or in part by or has been, or should have been, registered under the Restrictive Trade Practices Acts 1976 and 1977; contravenes the provisions of the Resale Prices Act 1976, the Trade Description Acts 1968 and 1972, the Fair Trading Act 1973 or any secondary legislation made under either of those Acts; infringes Article 85 or 86 of the Treaty of Rome or any regulation or directive made under it or any other antitrust or similar legislation in any jurisdiction in which the Company has assets or carries on or intends to carry on business or where its activities may have any effect. The Company has not given an undertaking to, or is subject to, any order of or investigation by, or has received any request for information from; received, nor so far as the Shareholders are aware, is it likely to receive any process, notice or communication, formal or informal by or on behalf of; been or is a party to, or is or has been concerned in, any agreement or arrangement in respect of which an application for negative clearance and/or exemption has been made to the Office of Fair Trading, the Monopolies and Mergers Commission, the Secretary of State, the European Commission or any other governmental or other authority, department, board, body or agency of any country having jurisdiction in antitrust or similar matters in relation to any business of the Company.

      Section 3.19 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company taken as a whole. Except as set forth in the Company Disclosure Schedule, the Company is not


                                   -29-
subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company, taken as a whole.

      Section 3.20 Registration Statement and Proxy Statement. None of the information to be supplied by the Company or the Shareholders for inclusion in (a) the Registration Statement or
(b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of Buyer to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the meeting of the shareholders of Buyer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

      Section 3.21 No Violation of Law. The Company is not in violation of nor has it been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitations any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company, taken as a whole. Except as set forth in the Company Disclosure Schedule, as of the date of this Agreement, no investigation or review by any governmental regulatory body or authority is pending or to the knowledge of the Company threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results


                                   -30-
of operations of the Company taken as a whole. The Company has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Company Permits'), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals, the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company taken as a whole. The Company is not in violation of the terms of any Company Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company, taken as a whole.

      Section 3.22 Directors and Employees. (a) Complete and accurate details of the terms and conditions of employment of all employees of the Company, including the date of commencement of their continuous period of employment and any arrangements or assurances (whether or not legally binding) in relation to their employment are contained in the Disclosure Schedule. The Company has maintained up-to-date, adequate and suitable records regarding the service and terms and conditions of employment of each of its employees. The Company is not a party to any consultancy agreement, any agreement for management services or any contract of services.

            (b) Since May 31, 1998 there has been no material alteration in the terms of employment or any material change in the number of employees employed by the Company; or any material increase in any fees, remuneration or benefits paid or payable to any officer or employee of the Company, nor are any negotiations for any such increase current or likely to take place in the next six months. No officer or employee of the Company is remunerated on a profit-sharing, bonus or commission basis. No amount is owing to any present or former officer or employee of the Company. There is no share option or share incentive scheme in operation by or in relation to the Company for any of its officers or employees nor is the introduction of such a scheme proposed.

            (c) The Company has at all relevant times complied with all its obligations under statute and otherwise concerning


                                   -31-
the health and safety at work of its employees and there are no claims pending or threatened by any employee or third party in respect of any accident or injury which are not fully covered by insurance. Except as provided for or taken into account in the Company Financial Statements no claim or liability to make any payment of any kind to any person who is or has been an officer or employee has been received or incurred by the Company whether under the Employment Rights Act 1996, Sex Discrimination Act 1975, the Race Relations Act 1976 and the Disability Discrimination Act 1995 or otherwise; and no gratuitous payment of a material amount has been made or promised by the Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former officer or employee.

            (d) No officer or employee of the Company has given notice or is under notice of dismissal nor are there any service contracts between the Company and its officers or employees which cannot be terminated by the Company by 12 weeks' notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy payment). The Company has not, in contravention of the Companies Act 1985 entered into any arrangement involving the acquisition of non-cash assets from or disposal to; granted any loan or quasi-loan to or entered into any guarantee or credit transaction with; or provided any security in connection with any loan, quasi-loan or credit transaction to or with any director or person connected with a director within the meaning of the Companies Act 1985.

      Section 3.23 Industrial Relations. The Company is not a party to any contract, agreement or arrangement with any trade union or other body or organization representing any of its employees. The Company has in relation to its employees and former employees complied with all conditions of service, customs and practices and, where relevant, all collective agreements and recognition agreements for the time being. Within the last 12 months, the Company has not given notice of any redundancies to the Secretary of State, started consultations with any appropriate representatives or failed to comply with any obligation under the provisions of Chapter II Trade Union and Labour Relations (Consolidation) Act 1992, been a party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or has


                                   -32-
failed to comply with any duty to inform and consult any appropriate representatives under the Regulations. No dispute has arisen between the Company and a material number or category of its employees nor are there any present circumstances known to the Shareholders which are likely to give rise to any such dispute. No training schemes, arrangements or proposals exist nor have there been any such schemes, arrangements or proposals in the past in respect of which a levy may become payable by the Company under the Industrial Training Act of 1982.

      Section 3.24 Pensions. (a) The Company has no plans, schemes or arrangements in relation to death, disability or retirement of any of its employees, other than set forth in the Disclosure Schedule. In relation to each such plan, scheme or arrangement disclosed in the Disclosure Schedule complete and accurate details of it (including, where appropriate, copies of all trust deeds and rules together with copies of all amending deeds and resolutions and the latest actuarial reports); and of the basis on which the Company makes, or is liable to make, contributions to it are contained in the Disclosure Schedule.

            (b) All contributions which are payable by the Company in respect of each plan, scheme or arrangement disclosed in the Disclosure Schedule and all contributions due from the employees of the Company as members of it have been duly made and the Company has fulfilled all its obligations under it; it has been administered in accordance with the preservation requirements within the meaning of Section 69, Pension Schemes Act 1993, the equal access requirements of
Section 118, Pension Schemes Act 1993, the contracting-out requirements of Part III, Pension Schemes Act 1993 and in accordance with the trusts, powers and provisions of such plans, schemes or arrangements; no undertakings or assurances have been given to any employee of the Company as to the continuance, introduction, increase or improvement of any pension rights or entitlements which the Company and/or the Purchaser would be required to implement in accordance with any legal obligation so to do; no power to augment benefits has been exercised; no discretion has been exercised to admit to membership a present or former director or employee who would not otherwise be eligible for admission to membership; no discretion has been exercised to provide in respect of a member a benefit which would not otherwise be provided; all benefits (other than a refund of contributions with interest where


                                   -33-
appropriate) payable on the death of a member while in service, or during a period of sickness or disability of a member, are fully insured under a policy effected with an insurance company to which the Insurance Companies Act 1982 applies and the Shareholders are not aware of any circumstances in which such insurance would be invalidated; all liabilities or benefits accrued in respect of service completed at completion of employment are secured on an ongoing basis taking account of future increases in salary to normal retirement date and increases in pensions on the basis of realistic actuarial and financial assumptions and the obligations imposed on it as a result of Barber v. Guardian Royal Exchange; and it is an exempt approved scheme and/or retirement annuity approved, or capable of being approved, under the Taxes Act and the Shareholders are not aware of any reasons why any such approval could be withdrawn. No death, disability or retirement gratuity is currently being paid or has been promised nor will pending completion of employment be paid or promised by the Company to or in respect of any officer or employee of the Company.

      Section 3.25 Title to Properties. The Company does not hold title to any freehold property.

      Section 3.26 Leasehold Properties. (a) Each lease, underleases of freehold property, (a "Lease"), is valid and in full force and there are no circumstances which would entitle any landlord or other person to exercise any power of entry or take possession of the freehold property underlying the Lease (the "Property"). The Company has paid the rent and observed and performed the covenants on the part of the tenant and the conditions contained in any Lease to which it is a party, and the last demands (or receipts of for rent if issued) were unqualified. All licenses, consents and approvals required from the landlords and any superior landlords for the grant of the Leases and during the continuance of the Leases have been obtained any covenants on the part of the tenant contained in those licenses, consents and approvals have been duly performed and observed. There are no rent reviews outstanding or in progress under any Lease. Any alteration or improvement carried out on any Property is to be disregarded for rent review purposes.

            (b) There is no obligation to reinstate any Property by removing or dismantling any alteration made to it by the


                                   -34-

Company or any of its predecessors in title and the Company has not incurred any liability for dilapidation. In the case of a lease granted for more than 21 years, the lease is registered at HM Land Registry with absolute title. The Company has not in the past been the tenant of or guarantor of any leasehold premises in respect of which any obligations or liabilities could still accrue to the Company. The sale of the Shares will not constitute an assignment or other dealing in respect of any Property under the terms of the Leases.

      Section 3.27  Tenancies.  The Properties are not held
subject to, and with the benefit of, any tenancies.

      Section 3.28 Contamination. No Property is likely to be entered in any register introduced under the Environment Act 1995 or otherwise as land which may be contaminated or which may have been put to a contaminative use. To the knowledge of the Shareholders, there is not on, in or under any of the Properties or any adjoining property any substance which could give rise to harm to human health or safety or damage to the environment. To the knowledge of the Shareholders, each property formerly owned or occupied by the Company was free of such substances at the time it ceased to be owned or occupied by the Company.

      Section 3.29 Environmental Matters. In relation to its business, the Company holds and has since its incorporation always held all Environmental Consents. Complete and accurate details of all Environmental Consents held by the Company are contained in the Disclosure Schedule and are valid and subsisting. The Company has not received any notification that any Environmental Consent it holds is or is likely to be modified, restricted or withdrawn and no works or other upgrading or investment are or will be necessary to secure compliance with or to maintain any such Environmental Consent. The Company has not breached the terms, conditions or provisions of any Environmental Consent. The Company has not received any notification or informal indication that further Environmental Consents will be required under Environmental Law in order for it to continue its present business. The Company (and each of its officers, employees and agents in the course of its business) has complied with all applicable Environmental Laws and has never received any notification under Environmental Law requiring it to take or omit to take any action. The Company has not been threatened with any


                                   -35-
investigation or inquiry by any organization, or received any complaint, in connection with environmental matters.

      Section 3.30  Intangible Property and Computer Software.
(a) The Company owns, licenses or otherwise has the right to use its corporate name and any and all trademarks, service marks, trade names, brand marks, brand names, patents (other than patents that have expired), patent applications and employee invention disclosures and copyrights used by the Company (collectively, the "Intangible Assets") and custom computer software as may be necessary for the conduct of the business of the Company as now being conducted. To the extent any Intangible Asset is the subject of a licensing agreement, such licensing agreement and the parties thereto are described in the Company Disclosure Schedule. Except as described in the Company Disclosure Schedule, the Company has not received notice that it is infringing upon any patent, trademark, service mark, trade name, copyright, or other similar right held by others relating to intangibles and the Company knows of no basis for any such claim of infringement.

            (b) Any Intangible Asset which is capable of registration has been registered or is the subject of an application for registration, and is or will when duly registered be valid, binding and enforceable and (i) in the case of registrations, all renewal fees have been paid by their due date and all such action necessary to preserve the registration has been taken; and (ii) in the case of pending applications, the Shareholders are not aware of any reason why any such applications should not proceed to grant. No licenses, registered under or other rights have been granted or agreed to be granted by the Company to any person in respect of any Intangible Assets. Except in the ordinary course of business and on a confidential basis, no disclosure has been made of any of the confidential information, know how, technical processes, financial or trade secrets or customer or supplier lists of the Company. Any names used by the Company other than its corporate name are contained in the Disclosure Schedule and do not infringe the rights of any person.

      Section 3.31 Title to Assets. The Company owns both legally and beneficially all of its properties and assets, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business


                                   -36-
since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company) or (ii) as disclosed in the Company Disclosure Schedule, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company taken as a whole. No floating charge created by the company has crystallized and there are no circumstances likely to cause such a floating charge to crystallize. Each item of plant and machinery, vehicle and office equipment used by the Company is in good repair and condition and has been regularly maintained. The Company has not acquired, or agreed to acquire, any asset on terms that title to that asset does not pass until full payment is made or all indebtedness incurred in connection with the acquisition is discharged.

      Section 3.32 Liability. Other than Taxation (as defined in Section 5.15(e) below) provided for in the Company Financial Statements on Profits (as defined in Section 5.15(e) below) attributable to transactions in the ordinary course of trading since June 30, 1998, the Company is not accountable or liable for any form of Taxation. All documents which are required to be stamped or on which any form of Taxation is due and which are in the possession of the Company, or by virtue of which the Company has any right, have been duly and sufficiently stamped or the Taxation on such documents has been paid.

      Section 3.33 Records and Compliance. The Company has fully complied with all requirements imposed on it by any statute, law, regulation or similar provision, providing for, imposing or relating to Taxation and in particular the Company has punctually paid all Taxation for which it is liable and made all withholdings and deductions in respect, or on account, of any Taxation from any payments made by it which it is obliged or entitled to make and has accounted punctually and in full to the appropriate Tax Authority for all amounts so withheld or deducted; the Company has properly prepared and


                                   -37-
punctually submitted all notices and returns required for Tax purposes and provided complete and accurate information to any Tax Authority and all such returns and information remain complete and accurate; the Company has kept and maintains complete and accurate accounting records, invoices and other documents appropriate or requisite for Tax purposes and has sufficient records relating to past events to calculate its liability to Taxation or the relief from Taxation which would arise on any disposal or on the realization of any assets owned at Closing; there are no disputes, unsettled or outstanding assessments or appeals in respect of Taxation and the Company has not within the last six years been subject to any back duty inquiry or other dispute with any Tax Authority (as defined in Section 5.15(e) below) and there are no circumstances which may give rise to such an inquiry or dispute; the Company has not within the last six years been liable or will become liable to pay any interest, penalty, fine or sum of a similar nature in respect of Taxation nor, in relation to value added tax, has received any penalty liability notice, surcharge liability notice or other written notice or warning under the VATA (as defined in Section 5.15(e) below); and the Company has duly submitted all claims and disclaimers which have been assumed to have been made for the purposes of the Company Financial Statements. The Company has not within the last six years received any audit, visit or inspection from any Tax Authority and no such audit, visit or inspection is imminent or has been requested. The amount of Tax chargeable on the Company or subject to withholding or deduction by it during any accounting period ending on or within the last six years has not to any material extent depended on any concession, agreement, dispensation or other formal or informal arrangement with any Tax Authority. The Company is not liable to be assessed to Tax as agent for, or on account of, or otherwise on behalf of, any other person. The Company has not made any claim or application to pay any Tax by installments or to defer the payment of any Tax.

      Section 3.34 VAT The Company is registered for the purpose of, and has complied in all respects with, the VATA and is not subject to any conditions imposed or agreed with HM Customs & Excise; and is not, and has not within the last six years been a member of a group for value added tax purposes under Section 43, VATA. The Company is not subject to The Value Added Tax (Payments on Account) Order 1992. The Company is not, nor has it within the last six years been, an agent or


                                   -38-
representative for, or otherwise liable to account for, value added tax for or on account of any other person pursuant to Sections 47 or 48, VATA. All supplies made by the Company are taxable supplies, and all input tax for which the Company has claimed credit has been paid by it, in respect of supplies made to it relating to goods or services used or to be used for the purpose of its business. The Company has not been required to give security under paragraph 4, Schedule 11, VATA. The Company has not made, nor will it prior to completion make, any election to waive exemption under paragraph 2, Schedule 10, VATA. The Company has not acquired any assets to which the provisions of Part XV, Value Added Tax Regulations 1995 (the Capital Goods Scheme) may apply.

      Section 3.35 Close Company. The Company is not, nor has it at any time within the last six years been either a close company within the meaning of Section 414, ICTA or a close investment holding company for the purposes of Section 13A, ICTA. The Company has not at any time made any loan or advance or payment or given any consideration or effected any transaction falling within Sections 419 to 422 (inclusive), ICTA; made a transfer of value which is or may be liable to Taxation under the provisions of Section 94, Inheritance Tax Act 1984, or made transfer falling within the provisions of
Section 125, TCGA.

      Section 3.36 Group Transactions. Within the last six years the Company has not been a member of a group of companies.

      Section 3.37 Capital Gains. The Company has not at any time made any claim under Sections 152 to 158 (inclusive), TCGA
(as defined in Section 5.15(e) below); or acquired or disposed of any asset, or entered into any transaction whatsoever otherwise than by way of bargain at arms length.

      Section 3.38 Dividends and Distributions. The Company has not at any time made any distribution within the meaning of Sections 209 to 211 (inclusive) and Section 418, ICTA except in respect of any dividends disclosed in its audited accounts. Except as provided in the Company Financial Statements, the Company is not liable to make any payment of advance corporation tax or an amount equivalent to advance corporation tax. The Company has never purchased, repaid or redeemed or agreed to purchase, repay or redeem its share capital, or


                                   -39-
capitalized or agreed to capitalize in the form of redeemable shares or debentures any profits or reserves, or otherwise issued any share capital or other security as paid up otherwise than by the receipt of new consideration within the meaning of
Section 254, ICTA. The Company has not at any time been a party to or otherwise involved in any transaction to which Sections 213 to 218 (inclusive), ICTA applied.

      Section 3.39 Inheritance Tax and Gifts No circumstances exist under which any power within Section 212, Inheritance Tax Act 1984 could be exercised in relation to, and there is no Inland Revenue charge (within the meaning of Section 237, Inheritance Tax 1984) attaching to, any shares or securities in or over any assets of the Company. The Company is not liable and there are no circumstances in existence as a result of which it may become liable to be assessed to Tax as donor or donee of any gift or transferee of value.

      Section 3.40 Anti-Avoidance. The Company has not entered into, nor has it been party to, any scheme or arrangement designed partly or wholly for the purpose of avoiding or deferring Taxation, such that a Liability to Taxation, (as defined in Section 5.15(e) below) may arise after Closing as a result of or in consequence of such a scheme or arrangement.

      Section 3.41 Overseas Matters. The Company has at all times been resident for Taxation purposes in the United Kingdom, which is the only country whose Tax Authorities seek to charge tax on the worldwide income, profits or gains of the Company and the Company has during the past six years paid Taxation and is not liable to pay Taxation on its income, profits or gains to any Tax Authority in any other country. The Company has not at any time carried out any transaction which is or was unlawful under Section 765, ICTA.

      Section 3.42 Breach of Covenant. There is no Liability to Taxation in respect of which a claim could be made under the Covenant for Taxation and there are no circumstances likely to give rise to any such Liability.

      Section 3.43 Pooling of Interests. Neither the Company nor, to the knowledge of the Company or the Shareholders, any of its affiliates has taken or agreed to take any action that would prevent the transactions contemplated hereby from (a) constituting a reorganization qualifying under the provisions


                                   -40-
of Section 368 (a) of the Code or (b) being treated for financial accounting purposes as a Pooling Transaction.

      Section 3.44 Brokers and Finders. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. There is no claim for payment by the Company of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

      Section 3.45 Investment Matters. The Shareholders have received and examined Buyer's SEC Reports. Shareholders have had the opportunity to ask questions and receive answers from Buyer concerning Buyer, and have been furnished with all other information about Buyer which they have requested. Each of the Shareholders has been fully apprised of all facts and circumstances and has obtained all legal and financial advice necessary to permit him or her to make an informed decision about acquiring the NTS Shares, that he or she has sufficient knowledge and experience in business and financial matters, that he or she is capable of evaluating the merits and risks of an investment in the NTS Shares and that he or she has the capacity or protect his or her own interests in connection with the transactions contemplated by this Agreement.


                                 ARTICLE IV

                   CONDUCT OF BUSINESS PENDING THE CLOSING

      Section 4.1 Conduct of Business by the Company Prior to Effective Time. Except as otherwise contemplated by this Agreement or disclosed in the Company Disclosure Schedule, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Buyer shall otherwise agree in writing, the Company shall:

            (a) conduct its business in the ordinary and usual course of business and consistent with past practice;



                                   -41-

            (b) not (i) amend or propose to alter its memorandum or articles of association, (ii) split, combine or reclassify its issued share capital or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise;

            (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of any class or any debt or equity securities convertible into or exchangeable for such shares, except that Company may issue shares upon exercise of options outstanding on the date hereof;

            (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to Buyer, (ii) redeem, purchase, acquire or offer to purchase or acquire any of its shares or any options, warrants or rights to acquire any of its shares or any security convertible into or exchangeable for its shares, (iii) take any action which would jeopardize the treatment of the transactions contemplated herein as a Pooling Transaction (iv) take or fail to take any action which action or failure to take action would cause the Company or its shareholders (except to the extent that any shareholders receive cash in lieu of fractional shares) to recognize gain or loss for income tax purposes as a result of the consummation of the transactions contemplated herein, (v) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business and consistent with the Company's capital budget disclosed in the Company Disclosure Schedule, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business, or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

            (e) use all reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with it and not engage in any action, with the intent to adversely impact the transactions contemplated by this Agreement;


                                   -42-

            (f) subject to restrictions imposed by applicable law, confer on a regular and frequent basis with one or more representatives of Buyer to report operational matters of materiality and the general status of ongoing operations;

            (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that the Company shall in no event enter into any written employment agreement;

            (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and

            (i) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

      Section 4.2 Conduct of Business by Buyer and Subsidiary Pending the Merger. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless the Company shall otherwise agree in writing, Buyer shall, and shall cause its subsidiaries, to:

            (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

            (b) not (i) amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of (x) a cash dividend declarable consistent with past practices, at the discretion of


                                   -43-
the Board of Directors of Buyer and (y) dividends or distributions by a wholly-owned subsidiary of Buyer;

            (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) Buyer may issue shares upon conversion of convertible securities and exercise of options outstanding on the date hereof and (ii) Buyer may issue options (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date hereof in the ordinary course of business and consistent with past practices.

            (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business, or (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to the Company, or (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) not (A) take any action which would jeopardize the treatment of the transactions contemplated herein as a Pooling Transaction, or (B) take or fail to take any action which action or failure to take action would cause Buyer or its shareholders (except to the extent that any shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the transactions contemplated herein, (iv) make any acquisition of any assets or businesses, except in the ordinary course of business (v) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

            (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, with the


                                   -44-
intent to adversely impact the transactions contemplated by this Agreement;

            (f) subject to restrictions imposed by applicable law, confer on a regular and frequent basis with one or more representatives of the Company to report operational matters of materiality and the general status of ongoing operations; and

            (g) use commercially reasonable efforts to maintain financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

      Section 4.3 Control of the Company's Operations. Nothing contained in this Agreement shall give to Buyer, directly or indirectly, rights to control or direct the Company's operations prior to the Closing Date. Prior to the Closing Date, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

      Section 4.4 Control of Buyer's Operations. Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct Buyer's operations prior to the Closing Date. Prior to the Closing Date, Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

      Section 4.5 Acquisition Transactions. (a) After the date hereof and prior to the Closing Date or earlier termination of this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate or provide confidential information to facilitate, and the Company shall, and shall cause each of its subsidiaries to, cause any officer, director or employee of, or any attorney, accountant, investment banker, financial advisor or other agent retained by it, not to initiate, solicit, negotiate or provide nonpublic or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties of the Company or any capital stock of the Company, whether by transactions contemplated hereby, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such


                                   -45-
transactions being referred to herein as "Acquisition
Transactions").

            (b) The Company shall immediately notify Buyer after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Buyer shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.


                                  ARTICLE V

                     ADDITIONAL AGREEMENTS AND COVENANTS

      Section 5.1 Access to Information. (a) The Company shall afford to Buyer its accountants, counsel, financial advisors and other representatives (the "Buyer Representatives") and Buyer and its subsidiaries shall afford to the Company and its accountants, counsel, financial advisors and other representatives (the "Company Representatives") full access during normal business hours throughout the period prior to the Closing Date to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement or which may have a material effect on their respective businesses, properties or personnel and (ii) such other information concerning their respective businesses, properties and personnel as Buyer or the Company, as the case may be, shall reasonably request; provided that no investigation pursuant to this Section 5.1 shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated herein. Buyer and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Buyer Representatives to hold, and the


                                   -46-

Company shall hold and shall use its reasonable best efforts to cause the Company Representatives to hold, in strict confidence all non-public documents and information furnished to Buyer or the Company, as the case may be, in connection with the transactions contemplated by this Agreement, except that (i) Buyer, and the Company may disclose such information as may be necessary in connection with seeking the Buyer Required Statutory Approvals and Buyer Shareholders' Approval, the Company Required Statutory Approvals and (ii) Buyer and the Company may disclose any information that it is required by law or judicial or administrative order to disclose.

            (b) In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all non-public written material provided pursuant to this Section 5.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Buyer or the Company to the extent based on the information in such material shall be deleted or destroyed (and Buyer and the Company shall use their respective reasonable best efforts to cause their advisors and representatives to the same extent to delete or destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

            (c) The Company shall promptly advise Buyer and Buyer shall promptly advise the Company in writing of any change or the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company or Buyer and its subsidiaries, as the case may be, taken as a whole.

      Section 5.2 Registration Statement and Proxy Statement. Buyer shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Buyer shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Buyer Common


                                   -47-

Stock pursuant hereto. Buyer and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence. The information provided and to be provided by Buyer and the Company, respectively, for use in the Proxy Statement/Prospectus shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading as of the date thereof and in light of the circumstances under which given or made.

      Section 5.3 Buyer Shareholders' Approval. Buyer shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its shareholders at a meeting of shareholders and, subject to the fiduciary duties of the Board of Directors of Buyer under applicable law, shall use its reasonable best efforts to obtain shareholder approval and adoption (the "Buyer Shareholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of shareholders shall be held as soon as practicable following the date on which the Registration Statement becomes effective. Buyer shall, through its Board of Directors, but subject to the fiduciary duties of the members thereof, recommend to its shareholders approval of the transactions contemplated by this Agreement.

      Section 5.4 Compliance with the Securities Act. Buyer and the Company shall each cause each principal executive officer, each director and each other person who is an "affiliate, " as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, of Buyer or the Company, as the case may be, to deliver to Buyer and the Company on or prior to the Closing Date a written agreement (an "Affiliate Agreement") to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Buyer Common Stock issued such person, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Buyer, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Closing combined operations of Buyer and the Company have been filed with the SEC, sent to shareholders of Buyer or otherwise publicly issued.


                                   -48-

      Section 5.5 Listing of NTS Shares. Buyer shall use its reasonable best efforts to effect, at or before the Closing Date, authorization for listing on the Nasdaq National Market ("Nasdaq"), upon official notice of issuance, of the shares of Buyer Common Stock to be issued to the Shareholders.

      Section 5.6 Expenses and Fees. (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Expenses incurred in connection with printing and filing the Proxy Statement/Prospectus shall be paid by Buyer.

      Section 5.7 Agreement to Cooperate. (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of the Company, all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the transactions contemplated hereby (and, in such case, to proceed with the transactions contemplated hereby as expeditiously as possible), subject, however, to the requisite votes of the shareholders of Buyer.

            (b) The Company and Buyer each agree to give prompt notice to the other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 5.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.


                                   -49-

            (c) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, Buyer shall have the right, at its own expense, to participate therein, and the Company will not settle any such litigation without the consent of Buyer, which consent will not be unreasonably withheld.

      Section 5.8 Public Statements. The parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation.

      Section 5.9 Option Plans. Prior to the Closing Date, the Company and Buyer shall take such action as may be necessary to cause each unexpired and unexercised option (each a "Company Option") to be automatically converted at the Closing Date into an option (each a "Buyer Option") to purchase a number of shares of Buyer Common Stock equal to the number of shares of Company Common Stock that could have been purchased under the Company Option multiplied by the Exchange Ratio, at a price per share of Buyer Common Stock equal to the option exercise price determined pursuant to the Company Option divided by the Exchange Ratio. At the Closing Date, all references in the stock option agreements to the Company shall be deemed to refer to Buyer. Buyer shall assume all of the Company's obligations with respect to Company Options as so amended and shall from and after the Closing Date, make available for issuance upon exercise of the Buyer Options all shares of Buyer Common Stock covered thereby and amend its Registration Statement on Form S-8 to cover the additional shares of Buyer Common Stock subject to Buyer Options granted in replacement of Company Options.

      Section 5.10  Directors' and Officers' Indemnification.
(a) The indemnification provisions of the Articles of Association of the Company as in effect at the Closing Date shall not be amended, repealed or otherwise modified for a period of two years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at the Closing Date were directors, officers, employees or agents of the Company, unless such modification is required by law.



                                   -50-
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


            (b) After the Closing Date, the Company shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such persons, heirs, executors or administrators, an "indemnified Party" and collectively, the "indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring prior to the Closing Date (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), (i) the Company shall pay the reasonable fees and expenses of counsel selected by the indemnified Parties, which counsel shall be reasonably satisfactory to Buyer and the Company, promptly after statements therefor are received, (ii) Buyer will cooperate in the defense of any such matter, and (iii) any determination required to be made with respect to whether an indemnified Party's conduct complies with the standards set forth under the Companies Acts of 1985 and 1989 and the Company's Articles of Association and other applicable laws shall be made by independent legal counsel acceptable to Buyer and the indemnified Party, provided, however, that the Company shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

            (c) In the event the Company (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or transactions contemplated hereby or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume the obligations set forth in this Section 5.10.



                                   -51-
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


      Section 5.11  Corrections to the Proxy
Statement/Prospectus and Registration Statement. Prior to the date of approval of the transactions contemplated herein by the shareholders of Buyer, the Company and Buyer shall correct promptly any information provided by it to be used specifically in the Proxy Statement/Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement so as to correct the same and to cause the Proxy Statement/Prospectus as so corrected to be disseminated to the shareholders of Buyer to the extent required by applicable law.

      Section 5.12 Effect on Accounting Treatment. Each of the parties hereto agrees that, notwithstanding anything to the contrary contained in the Agreement, nothing contained in or contemplated by this Agreement shall require any of the parties hereto to take any action which would jeopardize the treatment of the transactions contemplated herein as a pooling of interests under APB No. 16.

      Section 5.13 Covenant Not to Compete. (a) For the period beginning on the Closing Date and ending upon the expiration of three (3) years after the Closing Date, the Management Shareholders, and each of them, covenant and agree that they will not engage directly or indirectly, in the business of (i) outsourcing people for temporary technical and professional position in the information technology and information systems industries and (ii) the recertification of third party software (together the "Company Business") in the United Kingdom (the "Territory"), so long as Buyer or any of its affiliates (including the company) continues to engage in the Company
Business in the Territory.   Without limiting the generality of
the foregoing, during such period, no Management Shareholder will own, manage, operate or control, provide consulting services to or for, work as an employee or an affiliate of, serve as a director of, loan funds to, own any equity interest (either as a shareholder, partner, joint venturer or otherwise) in, any entity engaged in a business competitive with the Company Business in the Territory.

            (b) Each Management Shareholder acknowledges that in the event of his or her breach of the foregoing covenant, money


                                   -52-
damages would be an inadequate remedy. Accordingly, without prejudice to the rights of Buyer to also seek such damages or other remedies available to it, Buyer may seek injunctive or other equitable relief in any proceeding which Buyer may bring to enforce the foregoing covenant not to compete on its express and explicit terms. No waiver of any breach of the foregoing covenant shall be implied from the forbearance or failure of Buyer to take action thereon.

            (c) Buyer and each Management Shareholder agree that, if any provision of this section should be adjudicated to be invalid or unenforceable, such provision shall be deemed deleted herefrom with respect, and only with respect, to the operation of such provision in the particular jurisdiction in which such adjudication was made; provided, however, that to the extent any such provision may be valid and enforceable in such jurisdiction by limitations on the scope of the activities, geographical area or time period covered, each Shareholder and Buyer agree that such provision instead shall be deemed limited to the extent, and only to the extent, necessary to make such provision enforceable to the fullest extent permissible under the laws and public policies applied in such jurisdiction.

            (d) The covenants contained in this section shall be construed and enforced independently of any other provision of this Agreement or any other provision of this Agreement or any other understanding or agreement between the parties hereof, and the existence of any claim or cause of action of any Management Shareholder against Buyer of whatever nature, shall not constitute a defense to the enforcement against a Management Shareholder of the covenants contained herein.

            (e) The covenant contained in this section shall have no force and effect if a Management Shareholder's employment with the Company ceases for any reason other than his or her voluntary termination or termination for cause. For purposes of this Agreement "cause" shall mean termination of employment for the following reasons:

                  (i)   If a Management Shareholder has been
convicted of, or pleads guilty or nolo contendere to a felony, or to any other crime as to which a Management Shareholder's conviction or plea of guilty or nolo contendere could reasonably be expected to have a material adverse effect on the Company, its business, its goodwill or its prospects, the


                                   -53-

Company may terminate a Management Shareholder's employment immediately by notice to the Management Shareholder given at any time after the occurrence of such conviction or plea.

                  (ii) If a Management Shareholder has engaged in embezzlement of Company funds, fraud or theft from the Company, the Company may terminate the Management Shareholder's employment immediately by notice to the Management Shareholder.

                  (iii) If a Management Shareholder has, in the good faith determination of the Board of Directors of the Company (1) engaged in willful misconduct with respect to the Company, or (2) grossly neglected his duties to the Company, the Company may terminate the Management Shareholder's employment immediately by notice to the Management Shareholder, which notice shall specify in reasonable detail the alleged willful misconduct or gross neglect.

                  (iv)  If a Management Shareholder has, in the
good faith determination of the Board of Directors of the Company, breached a material term of his employment agreement with the Company.


            (f) Notwithstanding the foregoing, the provisions of this Section 5.13 shall not apply to John Remington.

      Section 5.14 Nonsolicitation. During the Noncompetition Period, each Management Shareholder agrees that, without Buyer's prior written consent, he or she will not, either solicit, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company or employ any such individual for a period of twelve (12) months after such individual's employment with the Company is terminated.

      Section 5.15 Nondisparagement; Referrals. Each Management Shareholder agrees that he or she will not, nor shall he or she cause any third party to, either solicit, induce, attempt to influence, or take any action that is intended by Management Shareholder to discourage any past or present lessor, licensor, customer, supplier, licensee, business prospect or other business associate of Buyer or the Company from entering into or maintaining, or causing it to terminate or cease, the same relationships with the Company

                                   -54-
with respect to the Company Business after the Closing Date as it maintained with the Company with respect to the Company Business prior to the Closing Date, and during the Noncompetition Period shall refer, all customer inquiries relating to the Company Business to the Company or to Buyer as soon as possible after receiving such inquiries.

      Section 5.16 Confidentiality. Each Management Shareholder agrees that he or she shall not use or disclose Confidential Information (as hereinafter defined) except with prior consent of NTS; or pursuant to process or requirements of law, provided that the Management Shareholder shall have notified Buyer promptly upon notice to the Management Shareholder of such process or requirements (including what type of Confidential Information the Management Shareholder may be required to disclose) and, to the extent possible without incurring penalty or liability, shall have afforded Buyer the opportunity to seek judicial or other protective relief from the disclosure sought through such process or requirements. "Confidential Information" means identities, locations and requirements and proclivities of clients or customers with respect to services or products provided by the Company Business; and any other financial, client, customer, supplier, marketing, distribution and other confidential, private or proprietary information connected with the Company Business as conducted by the Company or by Buyer. The foregoing restrictions with respect to the disclosure of Confidential Information shall not apply to any information which (i) is on the date hereof or thereafter becomes generally available to the public other than as a result of a disclosure, directly or indirectly by The Management Shareholder, (ii) was available to The Management Shareholder on a nonconfidential basis prior to its disclosure to The Management Shareholder, or (iii) becomes available to The Management Shareholder on a nonconfidential basis from a source other than the Company or its representatives, which source was not itself bound by a confidentiality agreement with the Company or its representatives and did not receive such information, directly or indirectly, from a person or entity so bound.

      Section 5.17   Obligation to Indemnify.   (a) Each
Management Shareholder agrees to indemnify, defend and hold harmless the Company and Buyer (and their respective directors, officers, representatives and permitted assigns) from and against all Losses (as hereinafter defined) in excess of any


                                   -55-
amount received or receivable by the Indemnitee (as hereinafter defined) from any source, including without limitation, insurance proceeds or other third party sources, resulting from or arising out of any claim of whatsoever kind or nature, including without limitation, claims relating to misrepresentation with Knowledge (as hereinafter defined), or breach of any warranty, covenant or agreement of the Management Shareholders or the Company contained in this Agreement or in any certificate or other instrument furnished pursuant to this Agreement.

            (b) Buyer and the Company agree to indemnify, defend and hold harmless each Management Shareholder from and against all Losses in excess of any amount received or receivable by the Indemnitees from any source, including without limitation, insurance proceeds or third party sources, resulting from or arising out of any claim of whatsoever kind or nature, including without limitation, claims relating to misrepresentation with Knowledge, or breach of any warranty, covenant or agreement of Buyer contained in the this Agreement or in any certificate or other instrument furnished pursuant to the this Agreement.

            (c) Promptly after receipt by Buyer (or the Company) or any Management Shareholder of notice of any demand, claim or circumstances which, with the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that results in a Loss, the party receiving such notice (the "Indemnitee") shall give notice thereof in the manner provided in this Agreement (the "Claims Notice") to the other party (the "Indemnitor"). The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by Indemnitee. Failure of Indemnitee to promptly give notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnitor demonstrates actual damage caused by such failure. Upon Indemnitor's request, Indemnitee shall provide Indemnitor with such reasonable documentation as Indemnitor shall request pertaining to any Asserted Liability made by the Indemnitee.

            (d) Notwithstanding anything to the contrary set forth herein, if the insurance proceeds received or receivable by the Indemnitees from and against all Losses are taken into


                                   -56-
account by the insurance carrier in calculating the Indemnitee's premiums for such type of insurance coverage in future periods, Indemnitor shall be entitled to offset sums owing hereunder against the amount of the insurance proceeds received by Indemnitees net of premium increases in the next succeeding year attributable to the event giving right to indemnification hereunder.

            (e) The term "Losses" as used in this Section 5.17 is not limited to matters asserted by third parties against NTS, each Management Shareholder, or the Company, but includes Losses incurred or sustained by any of them in the absence of third party claims.

            (f) Indemnitor may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability; provided, however, that Indemnitor may not compromise or settle any Asserted Liability without the consent of Indemnitee unless such compromise or settlement requires no more than a monetary payment for which Indemnitee and any other indemnifiable parties hereunder are fully indemnified or involves other matters not binding upon Indemnitee or such other indemnifiable parties. If Indemnitor elects to compromise or defend such Asserted Liability, it shall within fifteen (15) days (or sooner, if the nature of the Asserted Liability so requires) notify Indemnitee of its intent to do so and Indemnitee shall cooperate in the compromise of, or defense against, such Asserted Liability. If Indemnitor elects not to compromise or defend any Asserted Liability, fails to notify Indemnitee of its election as herein provided or contests its obligation to indemnify hereunder, Indemnitee may pay, compromise or defend such Asserted Liability without prejudice to any right it may have hereunder. In any event, Buyer (or the Company) and each Management Shareholder may participate, at their own expense, in the defense of any Asserted Liability in respect of which such person may have an indemnification obligation hereunder.
If either party chooses to defend or participate in the defense of any Asserted Liability, it shall have the right to receive from the other party any books, records or other document Buyer within such party's control that are necessary or appropriate for such defense.

            (g) Notwithstanding anything to the contrary contained in this Agreement, a party shall be liable for any Losses only to the extent that such party had knowledge (as


                                   -57-
hereinafter defined) of the facts and circumstances giving rise to such Losses. As used herein, "Knowledge means, as to any person's awareness of any fact as of the time of determination, such person's then current actual conscious awareness of such fact. In the case of NTS, Knowledge shall be limited to the Knowledge of the Chief Executive Officer, Senior Executive Vice President, Chief Financial Officer and Secretary of Buyer.

            (h) Notwithstanding anything herein contained to the contrary, each Management Shareholder's obligation to indemnify against any Losses under this Article V shall be limited to a percentage of the Loss equal to each Management Shareholder's pro rata share of the Parent Common Stock issued in connection with the Merger, which percentage is reflected on Schedule I attached hereto.

            (i) Notwithstanding anything contained in this Agreement to the contrary, (i) the liability of the Management Shareholders under the Covenant for Taxation set forth in
Section 5.18 shall be reduced if and to the extent that the Liability to Taxation shall have been recovered pursuant to a claim by Buyer under the warranties and representations contained in Article III (the "Shareholders' warranties and representations"). In the absence of fraud or dishonesty on the part of any of the Management Shareholders: (a) the Buyer shall not have any claim against any Shareholder for any Loss of whatsoever kind or nature, including, without limitation, any Loss related to any warranty, representation or covenant contained herein or any claim of any kind by any third party for any reason whatsoever, if, and to the extent that, it is fully and fairly disclosed in the Company Disclosure Schedule;
(b) the Management Shareholders shall not be liable for any claim against any Shareholder for any Loss whatever kind or nature, including, without limitation, any Loss related to any warranty, representation or covenant contained herein or any claim of any kind by any third party for any reason whatsoever, unless: (i) they have received written notice from the Buyer giving reasonable details of the claim and, if practicable, the Buyer's estimate of the amount involved on or before the expiration of twenty-four (24) months from the Closing Date or, in the case of any claim relating to Taxation, not later than six (6) years from the Closing Date; (ii) the amount of the claim is no less than $10,000 and when aggregated with all other claims made on the same occasion or previously, is equal to or exceeds $50,000 (in which case the Management


                                   -58-

Shareholders shall be liable for the whole amount and not simply the excess); (c) the aggregate claim against any Shareholder for any Loss of whatsoever kind or nature, including, without limitation, any Loss related to any warranty, representation or covenant contained herein or any claim of any kind by any third party for any reason whatsoever, shall not exceed an amount equal to the average closing price of Buyer's common stock, as quoted on the Nasdaq national market for the ten (10) trading days immediately preceding the Closing multiplied by the number of NTS Shares received by the Management Shareholder under the terms of this Agreement;
(d) the Management Shareholders shall not be liable for any claim if and to the extent that a liability arises or is increased as a result of: (i) any voluntary act or omission of the Buyer (or any persons deriving title from it) or the Company after Closing done or suffered outside the ordinary course of business and other than pursuant to a legally binding obligation entered into by the Company before Closing; or
(ii) the retrospective imposition of Taxation or by a change in the law (whether retrospectively or not) occurring after Closing or the withdrawal after completion of any published concession or general practice of a Tax Authority.

      Section 5.18  Covenant for Taxation.     (a) Except to the
extent that a provision or reserve in respect of such Liability to Taxation was made in the Company Financial Statements or such Liability to Taxation arises in respect of any Transaction in the ordinary course of business since June 30, 1998, the Shareholders shall pay to Buyer an amount equal to any Liability to Taxation of the Company or any settlement of any claim of Liability to Taxation] (i) arising directly or indirectly from any Transaction effected on or before the Closing Date; or (ii) in respect of, or by reference to, any Profits earned, accrued or received on or before the Closing Date; or (ii) arising from the failure by a Vendor Associate
(as that term is defined in Section 5.15(e)) to discharge a Liability to Taxation which falls upon such Vendor Associate arising directly or indirectly from any Transaction effected or deemed to have been effected at any time by the Shareholders;
or in respect of any Profits earned, accrued or received at any time by the Shareholders together with all costs and expenses incurred by Buyer or the Company in connection with any such Liability to Taxation or Claim for Taxation.



                                   -59-

            (b) In a case of a loss of any Relief, the amount that is to be treated for the purposes of subparagraph (b) as a Liability to Taxation shall (i) be the amount of that Relief, if the Relief that was the subject of the loss was either a deduction from or offset against Taxation or a right to a repayment of Taxation; (ii) be the amount of Taxation which has been saved in consequence of the setting off where the Relief that was the subject of the loss was a deduction from or offset against gross Profits, and the Relief was the subject of a setting off; and (iii) in any other case where the Relief that was the subject of the loss was a deduction from or offset against gross Profits, be the amount of Taxation which would, on the basis of the rates of Taxation current at the date of the loss, have been saved but for the loss.

            (c) Where the Shareholders become liable to make any payment under the Covenant for Taxation, the due date for the making of that payment shall be (i) in a case that involves an actual payment of Taxation by the Company, the date that is the last date on which the Company is liable to pay to the appropriate Tax Authority the Taxation in question in order to avoid incurring a liability to interest or penalty or, if later, five days following a written demand from Buyer; or
(ii) in the case of a loss of any Relief, the date falling five days following the date when the Shareholders have been notified by Buyer that the auditors for the time being of the Company have certified, at the request of Buyer, that the Shareholders have a liability for a determinable amount in respect of the loss of such Relief under the Covenant for Taxation.

            (d) The liability of the Shareholders under this Section shall be joint and several.

            (e) Certain terms used in this Agreement shall have the meanings set forth below:

            "Liability to Taxation":

                  (a) any liability of the Company to make actual payments of Taxation regardless of whether such Taxation is chargeable or attributable directly or primarily to the Company or to any other person;



                                   -60-

                  (b) the loss of any Relief which would (were it not for the loss) have been available to the Company and which has been treated as an asset in preparing the Company Financial Statements Accounts or taken into account in computing (and so reducing) any provision for Taxation (including deferred taxation) which appears in the Company Financial Statements (or which, but for the availability of such Relief prior to its loss would have appeared in the Accounts); and

                  (c) the setting off against any liability to Taxation or against Profits earned, accrued or received on or before Completion of any Relief which arises in respect of any Transaction effected on or after Completion in circumstances where, but for the setting off, the Company would have had an actual liability to Taxation in respect of which Buyer would have been able to make a claim against the Shareholders under the Covenant for Taxation;

            "Profits": income, profits and gains, the value of any supply and any other consideration, value or receipt used or charged for Taxation purposes and references to "Profits earned, accrued or received" include Profits deemed to have been earned, accrued or received for Taxation purposes;

            "Relevant Claim or Surrender": any claim or surrender to or by the Company of:

                  (a)(a)      group relief under Chapter IV, Part X,
      ICTA;

                  (b)(b)      advance corporation tax under
      Section 240, ICTA; or

                  (c)(c)      a tax refund under Section 102,
      Finance Act 1989;

            "Relief": any loss, relief, allowance, exemption, set off, deduction, credit or right to repayment of Taxation and references to the "loss of any Relief" include the loss, reduction, counteraction, disallowance, setting-off against Profits, crediting against a liability to make an actual payment of Taxation or failure to obtain


                                   -61-
      a Relief and "lose" and "lost" shall be construed accordingly;

            "Taxation": all forms of taxation and statutory, governmental, supra-governmental, state, provincial, local
      governmental or         municipal impositions, duties,
      contributions and levies (including withholdings and deductions), whether domestic or foreign, whenever imposed and all penalties, fines, charges, costs and interest relating to any such matters and "Tax" shall be construed accordingly;

            "Tax Authority": any taxing or other authority, body or official competent to administer, impose or collect any Liability to Taxation;

            "TCGA":  the Taxation of Chargeable Gains Act 1992;

            "Transaction": any transaction, deed, act, event, omission, payment or receipt of whatever nature and whether actual or deemed for Tax purposes and references to "any Transaction effected on or before Completion" include the combined result of two or more Transactions, the first of which shall have taken place or commenced (or be deemed to have taken place or commenced) on or before Completion;

            "VATA": the Value Added Tax Act 1994 and all other statutes, statutory instruments, regulations and notices containing provisions relating to value added tax;

            "Vendor Associate": each of the Shareholders and any persons connected with any of them within the meaning of
      Section 839, ICTA;


                                 ARTICLE VI

                                 CONDITIONS

      Section 6.1 Conditions to Each Party's Obligations. The respective obligations of each party to enter into and complete the Closing shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:


                                   -62-

            (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the shareholders of the Buyer under applicable law and in accordance with the rules of the Nasdaq National Market;

            (b) the shares of Buyer Common Stock issuable in the Shareholders shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance;

            (c) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

            (d) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the transactions contemplated herein shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

            (e) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the transactions contemplated herein or make the consummation of the transactions contemplated herein illegal;

            (f) all governmental waivers, consents, orders and approvals legally required for the consummation of the transactions contemplated hereby, and all consents from lenders and other parties required to consummate the transactions contemplated herein, shall have been obtained and be in effect at the Closing Date;

            (g) Ernst & Young, LLP, certified public accountants for Buyer, shall have delivered a letter, dated the Closing
Date, addressed to Buyer, in form and substance reasonably satisfactory to Buyer, to the effect that the transactions contemplated herein will qualify for a pooling of interests accounting treatment if consummated in accordance with this Agreement; and



                                   -63-

            (h) Duitch, Franklin & Co. LLP, certified public accountants for the Company, shall have delivered a letter dated the Closing Date, addressed to the Company, in form and substance reasonably satisfactory to the Company, stating that the transactions contemplated herein will qualify for a pooling of interests accounting treatment if consummated in accordance with this Agreement.

      Section 6.2 Conditions to Obligations of the Company and Shareholders. Unless waived by the Company, the obligation of the Company to enter into and complete the Closing shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

            (a) Buyer shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and the Company shall have received a certificate of the President and Chief Executive Officer or a Vice President of Buyer to that effect;

            (b) the Company shall have received an opinion of Foley Lardner Weissburg & Aronson in form and substance reasonably satisfactory to the Company, dated the Closing Date, to the effect that the Company and holders of Company Common Stock (except to the extent any shareholders receive cash in lieu of fractional shares) will recognize no gain or loss for federal income tax purposes as a result of consummation of the transactions contemplated herein;

            (c) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole; and

            (d) all governmental waivers, consents, orders, and approvals legally required for the consummation of the transactions contemplated herein shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which,


                                   -64-
when taken together with all such promulgations, would materially impair the value to Buyer of the transactions contemplated herein.

            (e) NTS Acquisition Corp., a wholly owned subsidiary of NTS Technical Systems, a wholly owned subsidiary of Buyer shall have consummated its merger with and into XXCAL, Inc., a California corporation, and an affiliate of the Company.

            (f) The Company and Shareholders shall have received a favorable opinion, in form and content reasonably acceptable to them, dated the Closing Date, from Buyer's counsel.

            (g) Buyer shall have received a favorable opinion, in form and content reasonably acceptable to Buyer, dated as of the Closing Date, from the Company's counsel.

            (h) Buyer shall have received resignations from each director and officer of the Company and each of the Company's subsidiaries.

      Section 6.3 Conditions to Obligations of Buyer. Unless waived by Buyer the obligations of Buyer to effect the transactions contemplated herein shall be subject to the fulfillment at or prior to the Closing Date of the additional following conditions:

            (a) the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Buyer shall have received a Certificate of the President and Chief Executive Officer or of a Vice President of the Company to that effect;

            (b) Buyer shall have received an opinion of Sheppard, Mullin, Richter & Hampton LLP, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, to the effect that Buyer will recognize no gain or loss for federal income tax purposes as a result of consummation of the transactions contemplated herein;



                                   -65-

            (c)   the Affiliate Agreements required to be
delivered to Buyer pursuant to Section 5.4 shall have been furnished as required by Section 5.4;

            (d) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other) or results of operations of the Company taken as a whole; and

            (e) all governmental waivers, consents, orders and approvals legally required for the consummation of the transactions contemplated herein and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such negotiations, would materially impair the value to Buyer of the transactions contemplated herein.

            (f) NTS Acquisition Corp., a wholly owned subsidiary of NTS Technical Systems, a wholly owned subsidiary of Buyer shall have consummated its merger with and into XXCAL, Inc., a California corporation, and an affiliate of the Company.


                                 ARTICLE VII

                      TERMINATION, AMENDMENT AND WAIVER

      Section 7.1  Termination.  This Agreement may be
terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of the Company or Buyer, as follows:

            (a) The Company shall have the right to terminate this Agreement:

                  (i) if the Closing is not completed by December 31, 1998 (provided that the right to terminate this Agreement under this Section 7.1 (a) (i) shall not be available to the Company if the failure of the Company to fulfill any obligation to Buyer under or in connection with this Agreement has been the cause of or resulted in


                                   -66-
      the failure of the transactions contemplated hereby to occur on or before such date);

                  (ii)  if the Closing is enjoined by a final,
      unappealable court order;

                  (iii) if Buyer (A) fails to perform in any material respect any warranty or representation or fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to Buyer by the Company.

                  (iv)  if there shall be any statute, rule or
      regulation enacted that would prevent the consummation of the transactions contemplated hereby or make the consummation of the transactions contemplated hereby illegal.

            (b)   Buyer shall have the right to terminate this
Agreement:

                  (i) if the transactions contemplated herein are not completed by November 30, 1998 (provided that the right to terminate this Agreement under this Section 7.1
      (b) (i) shall not be available to Buyer if the failure of Buyer to fulfill any obligation to the Company under or in connection with this Agreement has been the cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date);

                  (ii) if the transactions contemplated herein is enjoined by a final, unappealable court order; or

                  (iii) if the Company (A) fails to perform in any material respect any warranty or representation or fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to the Company by Buyer.

                  (iv)  if there shall be any statute, rule or
      regulation enacted that would prevent the consummation of the transactions contemplated hereby or make the


                                   -67-
      consummation of the transactions contemplated hereby illegal.

            (c) As used in this Section 7.1, (i) "affiliate" has the meaning assigned to it in Section 5.4 and (ii) "group" has the meaning set forth in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

      Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Buyer or the Company pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of the Company, Buyer or their respective officers or directors or shareholders (except as set forth in this Section 7.2 and in Sections 5.1, 5.6, 5.13 and 5.17 all of which shall survive the termination). Nothing in this Section
7.2 shall relieve any party from liability for any willful or intentional breach of this Agreement.

      Section 7.3 Amendment. This Agreement may not be amended except by action taken by the parties' respective Boards of Directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

      Section 7.4 Waiver. At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.


                                ARTICLE VIII

                             GENERAL PROVISIONS

      Section 8.1 Survival of Representations and Warranties. All representations and warranties in this Agreement shall survive the Closing, for a period of two years from the Closing Date other than (i) representations and warranties in regard to


                                   -68-

Taxation which shall survive the Closing for a period of six years and (ii) the warranties of the Company, which shall cease as of the Closing.

      Section 8.2  Notices.  All notices and other
communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a)   If  to Buyer to:

                  National Technical  Systems, Inc.
                  24007 Ventura Boulevard
                  Calabasas, California 91302
                  Attention:        Chief Executive Officer
                  Telecopy:   (818) 591-0776

            with a copy to:

                  James J. Slaby, Esq.
                  Sheppard, Mullin, Richter & Hampton LLP
                  333 South Hope Street
                  Los Angeles, California 90071-1780
                  Telecopy:   (213) 620-1398

            (b)   If to the Company, to:

                  XXCAL, LIMITED
                  11500 West Olympic Boulevard, Suite 325
                  Los Angeles, California  90064
                  Attention:        Chief Executive Officer
                  Telecopy:   (310) 478-6226

            with copies to:

                  Gregory L. Larson, Esq.
                  500 North Parkway Calabasas, Suite 220
                  Calabasas, California  91302-1494
                  Telecopy: (818) 222-2690



                                   -69-

            (c)   If to the Shareholders to:

                  XXCAL, LIMITED Shareholders
                  c/o Gregory L. Larson, Esq.
                  500 North Parkway
                  Suite 220
                  Calabasas, California  91302-1494
                  Telecopy:  (818) 222-2690

      Section 8.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

      Section 8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision in invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

      Section 8.5 Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (provided, however, that the provisions of agreement(s) between the Company and Buyer concerning confidentiality shall remain in effect to and including the Closing Date) (b) is not


                                   -70-
intended to confer upon any other person any rights or remedies hereunder, except for rights of Indemnitees under Section 5.17 and (c) shall not be assigned by operation of law or otherwise, except that Subsidiary may assign this Agreement to any other wholly-owned subsidiary of Buyer. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE, EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNTIED KINGDOM MANDATORILY APPLY.

      Section 8.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      Section 8.7 No Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Without limiting the generality of the foregoing, no provision in this Agreement shall create any third party beneficiary or other right in any employee or former employee of the Company (including any beneficiary or dependent thereof) in respect of continued employment (or resumed employment) with Buyer or the Company or in respect of any benefits that may be provided, directly or indirectly, under any benefit plan now or hereafter maintained by the Company or Buyer.

      Section 8.8 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in Section 5.11, nothing in this Agreement (either express or implied), is intended to


                                   -71-
confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      IN WITNESS WHEREOF, Buyer, the Company and the
Shareholders have caused this Agreement to be signed by their respective officers and attested to as of the date flat written above.


                              NATIONAL TECHNICAL SYSTEMS, INC.
Attest:


/s/ Harold Lipchik            By: /s/ Jack Lin
----------------------            -----------------------------
Secretary                           Name:  Jack Lin
                                    Title: President and Chief
                                           Executive Officer


                              XXCAL, LIMITED
Attest:


/s/ Eugene Gold               By: /s/ Marvin Hoffman
----------------------            -----------------------------
Secretary                           Name:   Marvin Hoffman
                                    Title:  Chairman and Chief
                                            Executive Officer


SHAREHOLDERS OF XXCAL, LIMITED

/s/ Marvin Hoffman                      /s/ Eugene Gold
-----------------------------           -----------------------------
Marvin Hoffman                          Eugene Gold


/s/ Bill Schoneman                      /s/ Marilyn Gold
-----------------------------           -----------------------------
Bill Schoneman                          Marilyn Gold


/s/ Darryl Hoffman                      /s/ Loren Hoffman
-----------------------------           -----------------------------
Darryl Hoffman                          Loren Hoffman


/s/ Susan Bohle                         /s/ Al Lay
-----------------------------           -----------------------------
Susan Bohle                             Al Lay


                                   -72-

/s/ Steve Oettinger                     /s/ Bill Avery
-----------------------------           -----------------------------
Steve Oettinger                         Bill Avery


/s/ Andrea Gold                         /s/ John Knoeppel
-----------------------------           -----------------------------
Andrea Gold                             John Knoeppel


/s/ Dave Trebas                         /s/ Rose Marie Antonio
-----------------------------           -----------------------------
Dave Trebas                             Rose Marie Antonio


/s/ Christopher Smith                   /s/ Felicity Smith
-----------------------------           -----------------------------
Christopher Smith                       Felicity Smith


/s/ John Remington
-----------------------------
John Remington

                                   -73-

                                                                       Exhibit D

                              AMENDMENT NO. 1
                                     TO
                          SHARE PURCHASE AGREEMENT


            THIS AMENDMENT TO SHARE PURCHASE AGREEMENT dated as of the 19th day of October 1998, by and among National Technical Systems, Inc., a California corporation ("Buyer"), XXCAL, LIMITED, a United Kingdom corporation (the "Company"), and Marvin Hoffman, Eugene Gold, Bill Schoneman, Marilyn Gold, Darryl Hoffman, Loren Hoffman, Susan Bohle, Al Lay, Steve Oettinger, Bill Avery, Andrea Gold, John Knoeppel, Dave Trebas, Rose Marie Antonio, Christopher Smith, Felicity Smith and John Remington (collectively, the "Shareholders").

                                 WITNESSETH

      WHEREAS, Buyer, the Company and the Shareholders entered into that certain Share Purchase Agreement (the "Agreement") dated as of the 21st day of August 1998; and

      WHEREAS, Buyer, the Company and the Shareholders desire to amend the Agreement.

      NOW, THEREFORE, in consideration of the mutual promises and covenants contained hereinbelow, it is mutually agreed as follows:

      1. Section 2.4(c) of said Agreement is hereby deleted and the following substituted therefor:

            "(c) Except for (i) filings with various state blue sky authorities, and (ii) any required filings with or approvals from applicable state authorities or commissions (the filings and approvals referred to in clauses (i) and (ii) are collectively referred to as the "Buyer Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate,



                                   -1-
      have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Buyer and its subsidiaries, taken as a whole."


      2. Section 2.9 of said Agreement is hereby deleted and the following substituted therefor:

            "Section 2.9 Registration Statement and Proxy Statement. Neither (a) the Registration Statement on Form S-3 to be filed under the Securities Act with the SEC by Buyer in accordance with that certain Registration Rights Agreement dated as of October 20, 1998 between Buyer and the Company for the purpose of registering the resale of the shares of Buyer Common Stock received by the Shareholders in connection with the Merger (the "Registration Statement") or (b) the proxy statement to be distributed in connection with the meeting of Company's shareholders to obtain the approval of the Shareholders (the "Proxy Statement") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Prospectus will, as of their mailing date and effective date, respectively, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Buyer with respect to information supplied by the Company or the Shareholders for inclusion therein."


      3. Section 3.20 of said Agreement is hereby deleted and the following substituted therefor:

            "Section 3.20 Registration Statement and Proxy Statement. None of the information to be supplied by the Company or the


                                   -2-

      Shareholders for inclusion in (a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the meeting of the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading."


      4. Section 5.2 of said Agreement is hereby deleted and the following substituted therefor:

            "Section 5.2 Investment Representation Letters and Registration Rights Agreement. The issuance of Buyer Common Stock in the share purchase will be a private offering exempt from registration provisions of the Securities Act of 1563 (the "Securities Act") pursuant to Section 4(2) of the Securities Act and Section 5 of the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder ("Regulation D"). The Company will use its best efforts to (a) assist in qualifying the share purchase as exempt from the registration provisions of Section 4(2) of the Securities Act and Section 5 of the Securities Act pursuant to Rule 506 of Regulation D and (b) cause each Shareholder to complete an investment representation letter in a form to be provided by Buyer. The Buyer Common Stock received by the Shareholders in the share purchase will not be eligible for sale in the public market until after Buyer files with the SEC a Registration Statement on Form S-3 covering such stock in accordance with that certain Registration Rights Agreement dated as of October 19, 1998 between Buyer and the Company (which must be filed with the SEC within ten (10) days following the Closing Date) and that registration statement thereafter becomes effective. Buyer Common Stock issued pursuant to the exercise of Company Options also will not be eligible for sale in the public market until after Buyer files with the SEC a Registration Statement or Form S-8 (which must be done within approximately 30 days following the Closing Date). Thereafter, certain Company shareholders will



                                   -3-
      be subject to certain volume and other resale limitations as affiliates of Buyer pursuant to SEC rules and the Buyers's policies."

      5. The second sentence of Section 5.3 of said Agreement is hereby deleted.

      6. The second sentence of Section 5.6(a) of said Agreement is hereby deleted and the following substituted therefor:

            "All costs and expenses incurred in connection with the preparation of the Proxy Statement shall be paid by the party incurring such costs and expenses."


      7. Section 5.11 of said Agreement is hereby deleted.

      8. Section 6.1(c) of said Agreement is hereby deleted.

      9. Any and all other terms and conditions contained in the Agreement shall remain in full force and effect and are hereby reaffirmed.



                                   -4-

      IN WITNESS WHEREOF, Buyer, the Company and the Shareholders have executed or caused their duly authorized representatives to execute this Amendment to Share Purchase Agreement as of the date first written above.


                              NATIONAL TECHNICAL SYSTEMS, INC.
Attest:


/s/ Harold Lipchik            By:   /s/ Jack Lin
-----------------------             -------------------------------------------
Secretary                           Name: Jack Lin
                                    Title: President and Chief Executive Officer


                              XXCAL, LIMITED
Attest:

/s/ Eugene Gold               By:   /s/ Marvin Hoffman
-----------------------             -------------------------------------------
Secretary                           Name:  Marvin Hoffman
                                    Title: Chairman and Chief Executive Officer


SHAREHOLDERS OF XXCAL, LIMITED

/s/ Marvin Hoffman                      /s/ Eugene Gold
-----------------------------           -----------------------------
Marvin Hoffman                          Eugene Gold


/s/ Bill Schoneman                      /s/ Marilyn Gold
-----------------------------           -----------------------------
Bill Schoneman                          Marilyn Gold


/s/ Darryl Hoffman                      /s/ Loren Hoffman
-----------------------------           -----------------------------
Darryl Hoffman                          Loren Hoffman


/s/ Susan Bohle                         /s/ Al Lay
-----------------------------           -----------------------------
Susan Bohle                             Al Lay


                                   -5-

/s/ Steve Oettinger                     /s/ Bill Avery
-----------------------------           -----------------------------
Steve Oettinger                         Bill Avery


/s/ Andrea Gold                         /s/ John Knoeppel
-----------------------------           -----------------------------
Andrea Gold                             John Knoeppel


/s/ Dave Trebas                         /s/ Rose Marie Antonio
-----------------------------           -----------------------------
Dave Trebas                             Rose Marie Antonio


/s/ Christopher Smith                   /s/ Felicity Smith
-----------------------------           -----------------------------
Christopher Smith                       Felicity Smith


/s/ John Remington
-----------------------------
John Remington

                                   -6-
                                 Page 156 of 156